5-1-02

02033959

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of **May 2002**

DOMAN INDUSTRIES LIMITED

(Exact Name of Registrant as specified in its charter)

**3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada, V9L 2P9
(250) 748-3711**

(Address and telephone number of Registrant's principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[_X_] Form 20-F [__] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

DOMAN INDUSTRIES LIMITED

ANNUAL STATUTORY REPORT
FOR 2001

President's Report
Notice of Meeting
Information Circular
2001 Annual Information Form – May 3, 2002
Consolidated Financial Statements


Highlighted area in British Columbia is Doman's area of operations
ALASKA
B.C.
Queen Charlotte Islands
BRITISH COLUMBIA
Doman Operations
Sawmills (9)
Log Merchandiser (1)
Value-added Plant (1)
Forestry Centre (1)
Pulp Mills (2)
Timber Tenures
Vancouver
Nanaimo
Vancouver Island
Duncan
PACIFIC OCEAN
CANADA
U.S.A.
Juan de Fuca Strait
Victoria
0
100
Scale in Kilometres

FINANCIAL HIGHLIGHTS

	For the Years Ended December 31, 2001	2000[5]
	(millions of dollars except per share amounts)	
Operating Results		
Sales	$ 770.0	$ 955.4
EBITDA[1]	11.9	166.8
Amortization	67.2	85.6
Write-down of capital assets and restructuring costs	291.7	–
EBIT[2]	(347.1)	81.2
Interest expense	173.4	142.8
Operating loss	(520.5)	(61.6)
Other income	14.4	3.9
Income tax recovery	93.2	18.1
Net loss	(412.9)	(39.8)
Working capital (used in) provided by operations	(104.4)	64.1
Funds provided by operating activities	30.5	27.0
Capital expenditures	43.6	42.3
Per Common and Non-Voting Share		
Net loss[3]	$ (9.82)	$ (1.04)
Funds provided by operating activities	0.72	0.64
Dividends paid	–	–
Price range – TSE		
Class A Common		
High	1.30	3.00
Low	0.30	0.80
Close	0.53	0.80
Volume of shares traded	201,965 Shares	458,243 Shares
Class B Non-Voting, Series 2		
High	0.83	2.33
Low	0.26	0.52
Close	0.56	0.52
Volume of shares traded	14,380,141 Shares	43,838,347 Shares
Book value of Class A Common and Class B Non-Voting, Series 2 Shares at year end[4]	(7.50)	2.32

	As at December 31, 2001	2000
	(millions of dollars)	
Assets and Liabilities		
Working capital	$ 232.2	$ 395.1
Total assets	974.5	1,473.5
Long-term debt	1,072.0	1,050.4
Future income taxes	–	95.8
Shareholders' (deficiency) equity	(240.9)	172.0

(1) EBITDA represents operating earnings before interest, income and capital taxes, depreciation, amortization, write-down of capital assets and restructuring costs and other non-operating income and expenses. Doman Industries Limited (the "Company") has included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by generally accepted accounting principles and it is not necessarily indicative of cash available to fund cash needs.

(2) EBIT represents operating earnings (loss) before interest, income and capital taxes and other non-operating income and expenses.

(3) After giving retroactive effect to stock dividends and after provision for dividends on preferred shares, where applicable.

(4) Book value of shares includes cumulative dividends on preferred shares.

(5) Certain financial information has been restated to conform to the current period presentation and to retroactively adopt the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") relating to foreign currency translation on gains and losses on long-term monetary items.

PRESIDENT'S REPORT

To Our Members

2001 was an extremely difficult year for us and other Canadian forest products companies. During the year, the ongoing unresolved trade dispute involving softwood lumber exports to the United States, steadily weakening economic fundamentals in Japan and the continuing erosion in pulp prices severely depressed both our operating segments.

The expiry, in March 2001, of the softwood lumber agreement with the United States and the inability to settle a new agreement has dominated events in North American lumber markets. We participated extensively with negotiators to both differentiate the nature of our products and those of other coastal British Columbia lumber producers from commodity grades of lumber shipped to the United States and to propose potential interim and long-term solutions. Although British Columbia coastal producers like ourselves supply only a tiny fraction of the total softwood lumber consumed in the United States, we were all subjected to the countervailing duties imposed by the United States.

Faced with such an unfavourable operating environment and our heavy debt service charges, we managed our operations to maximize cash and drastically cut back lumber production and logging operations. Our lumber production in 2001 was approximately 28% below the prior year and logging production was approximately 10% below 2000. As a result, the EBITDA for our solid wood segment dropped to $36.7 million in 2001 from $99.9 million in 2000.

In our pulp segment, kraft list prices which had ended 2000 at approximately US$710 per tonne fell steadily and were approximately US$470 per tonne at year end. High NORSCAN inventories, weak demand and a strong U.S. dollar all contributed to the marked decrease in pulp prices. As a result, our Squamish NBSK mill took approximately four months of downtime from June through September and again in December 2001. Production at the mill in 2001 was down approximately 38% from 2000.

While dissolving specialty pulp prices remained fairly steady in 2001, prices for commodity grades weakened in conjunction with falling NBSK pulp prices. As a result, our Port Alice pulp mill took downtime in both the third and fourth quarters of 2001. Production at the mill in 2001 was down approximately 26% compared to 2000. EBITDA in our pulp segment dropped to $(19.2) million in 2001 from $71.2 million in 2000.

During 2001, we reviewed the profitability, cash flows and sales value of our assets including our two pulp mills and, as a result, wrote down their carrying value by approximately $257 million.

Despite the difficult market conditions and our economic performance, we maintained our commitment to our customers by achieving environmental certification and to our forest stewardship. CSA Chain of Custody certification, which allows a facility to apply the CSA product label, was recently achieved by two of our sawmills, our value-added lumber plant and our Port Alice sulphite pulp mill. Additionally, ISO 14001 certification was achieved by our value-added plant and CSA Sustainable Forest Management certification was achieved by our North Vancouver Island region.

The current low interest rate environment and robust U.S. housing starts would normally be powerful influences on lumber prices. However, until a satisfactory resolution is found to the ongoing Canada-U.S. softwood trade lumber dispute, the uncertainty that exists will continue to have a dampening effect on our operations. While recent evidence indicates that pulp prices may have bottomed out, it is currently anticipated that the pace of price improvements will be gradual.

As a result of the weakness in the pulp segment, uncertainty surrounding softwood lumber negotiations and our high debt levels, our Company has undertaken a strategic review of alternatives including, among other things, asset divestitures and restructurings of our indebtedness.

In 2002, we will endeavour to continue to manage our operations to try to reposition our Company to realize upon our excellent fibre basket and efficient, low cost sawmills.

In closing, the Board of Directors would like to express a heartfelt thank you to our employees who have demonstrated outstanding loyalty and commitment over the past difficult year and ask for their continued support.

ON BEHALF OF THE BOARD OF DIRECTORS

J.H. DOMAN
President and Chief Executive Officer
Duncan, British Columbia
May 3, 2002

ANNUAL STATUTORY REPORT FOR 2001

TABLE OF CONTENTS

Page

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS
To Be Held On June 7, 2002

TO: The Members of Doman Industries Limited

NOTICE IS HEREBY GIVEN that the annual and special general meeting of the members of Doman Industries Limited (hereinafter called the "Company") will be held at the Silver Bridge Inn, 140 Trans-Canada Highway, Duncan, British Columbia on Friday, the 7th day of June, 2002, at 11:30 a.m., for the following purposes:

1. To have placed before the meeting the consolidated financial statements of the Company for the financial year ended December 31, 2001 and the report of the auditors thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

4. To consider and, if thought fit, to pass, with or without variation, a special resolution to approve and authorize the continuation of the Company under the *Canada Business Corporations Act*, the form of which resolution is set forth in Schedule "A" to the accompanying management information circular (the "Information Circular"), all as more particularly described in the Information Circular; and

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Members of record at the close of business on May 2, 2002 holding Class A Common Shares are entitled to vote at the meeting on all matters. Members of record at the close of business on May 2, 2002 holding Class A Preferred Shares are entitled to vote at the meeting on all matters, other than the election of the incumbent directors. If you are a registered member of the Company and are unable to attend the meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of CIBC Mellon Trust Company, Corporate Trust Department, 1066 West Hastings Street, 1600 Oceanic Plaza, Vancouver, British Columbia, V6E 3X1, not less than 24 hours before the time fixed for the meeting.

If you are a non-registered member of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered member and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 3rd day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

P. G. Hosier

P.G. Hosier
Secretary

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 2, 2002, UNLESS OTHERWISE SPECIFIED,
FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 7, 2002

This Information Circular is furnished in connection with the solicitation of proxies by management of Doman Industries Limited (hereinafter called the "Company") for use at the annual and special general meeting of members of the Company to be held on June 7, 2002, at the time and place and for the purposes set forth in the notice of meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost.

The cost of this solicitation will be borne by the Company.

The Company will also pay the broker-dealers, banks or other nominee members of record of the Company their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares.

All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

NOTICE OF MEETING

Advance notice of the meeting was published in both The Province newspaper and The Cowichan Valley Citizen newspaper on April 10, 2002 and was delivered to the Canadian securities administrators and The Toronto Stock Exchange on April 3, 2002.

RECORD DATE

The directors have set May 2, 2002 as the record date for determining which members shall be entitled to receive notice of the meeting. If a member transfers any shares after the record date and the new holder of such shares establishes proper ownership thereof, the new holder may have his or her name included in the list of members entitled to vote at the meeting upon filing a written request to that effect with the secretary of the Company not later than 10 days before the meeting or any adjournment thereof.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of CIBC Mellon Trust Company, Corporate Trust Department, 1066 West Hastings Street, 1600 Oceanic Plaza, Vancouver, British Columbia, V6E 3X1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the registered office of the Company at Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the chairman of the meeting on the day of the meeting, or any adjournment thereof, or in any manner provided by law.

VOTING OF PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to matters identified in the accompanying notice of meeting or any amendments or variations thereof or other matters which may properly come before the meeting. If the instructions as to voting are certain, the shares represented by the proxyholder will be voted on any poll and where a choice with respect to any matters to be acted upon has been specified on the form of proxy, the shares will be voted in accordance with the specification so made. **IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, 4,794,341 Class A Common Shares without par value (the "Class A Shares") were issued and outstanding, each such share carrying the right to one vote at the meeting on all matters. Currently, holders of Class A Preferred Shares (the "Preferred Shares") are also entitled to receive notice of the meeting and to attend thereat with each such Preferred Share carrying the right to one vote at the meeting on all matters, other than the election of the incumbent directors. As at the date of this Information Circular, 1,281,526 Preferred Shares were issued and outstanding.

Holders of Class B Non-Voting Shares, Series 2 (the "Class B Shares") of the Company at the close of business on the record date, May 2, 2002, are entitled to attend the meeting but are not entitled to vote.

To the knowledge of the directors and senior officers of the Company, the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding voting shares comprised of the Class A Shares and the Preferred Shares:

Name	No. of Class A Shares or Preferred Shares Owned	% of Issued Voting Shares
H.S. Doman	3,416,248 Class A Shares(1)	56.2%
TD Asset Management Inc.	1,281,526 Preferred Shares(2)	21.1%

(1) Comprised of 2,275,212 Class A Shares owned by Cedar Chines Holdings Limited ("Cedar"), 1,108,316 Class A Shares owned by Darcia Holdings Limited ("Darcia") and 32,750 Class A Shares owned by H.S. Doman. H.S. Doman is the holder of all of the issued and outstanding shares of Darcia and Cedar. In addition, H.S. Doman, Cedar and Darcia own an aggregate of 5,162,589 Class B Shares.

(2) Registered partially in the name of Tordom Company No. 78.

The Class B Shares have "coat-tail" provisions attached to them as provided for in the Articles of the Company. Under the "coat-tail" provisions, each Class B Share will be deemed to be a Class A Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of the Class A Shares. The deemed conversion will not occur, however, if in general terms, (i) less than 50% of the outstanding Class A Shares are tendered in acceptance of the Offer, or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Shares on their behalf, hold at least 20% of the outstanding Class A Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Class B Shares. While these "coat-tail" provisions are designed to provide the holders of the Class B Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coat-tail" provisions becoming operative by their terms. The holders of Preferred Shares currently may separately vote as a class and appoint one director.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or unless he becomes disqualified to act as a director. All nominees are currently directors of the Company.

The following information concerning the respective nominees has been furnished by each of them:

Name of Proposed Nominee and Present Position with the Company	Principal Occupation	Director Since	Approximate Number of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof
H.S. DOMAN Director, Chairman	Chairman of the Company; formerly President and Chief Executive Officer of the Company [(1)]	1955-1999, 2000	3,416,248 Class A Shares and 5,162,589 Class B Shares
J.H. DOMAN Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company; formerly Manager, North American Lumber Sales of the Company [(2)]	1988	230,116 Class B Shares
J.R. FRUMENTO[(3)(4)] Director	Consultant [(5)]	1974	600 Class A Shares and 130,272 Class B Shares
C.A. JOHNSON[(3)(4)(6)] Director	Corporate Director; formerly Chairman of the Board of the Vancouver International Airport Authority	1982-1985, 1990	51,138 Class B Shares
J. BROUWER[(3)(4)(6)] Director	Chairman of Brouwer Claims Canada & Co. Ltd.	1985	550 Class A Shares and 1,000 Class B Shares
H. MERLO[(6)] Director	Chairman of Merlo Corporation	2001	1,000 Class A Shares and 20,000 Class B Shares
R. STANYER Director	Consultant; formerly Chairman and Chief Executive Officer of Forest Renewal BC	2001	10,000 Class B Shares[(7)]

(1) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board in February, 2001.
(2) J.H. Doman was appointed President and Chief Executive Officer of the Company in February, 2001.
(3) Member of the Environmental, Risk and Public Policy Committee.
(4) Member of the Audit Committee.
(5) J.R. Frumento was President of the Company from October, 1999 until June, 2000.
(6) Member of the Governance and Compensation Committee.
(7) The spouse of R. Stanyer owns an additional 1,900 Class B Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table provides a summary of compensation paid during each of the last three financial years to the Chief Executive Officer of the Company who served in such capacity in the last three financial years and the four most highly compensated executive officers of the Company other than the Chief Executive Officer who served in such capacity in the latest financial year. The Chief Executive Officer and such four executive officers are referred to collectively as the "Named Executives". Specific aspects of this compensation are dealt with in detail in the tables to follow.

		Annual Compensation			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	All Other Compensation (2) ($)
H.S. DOMAN(3) Chairman of the Company	2001 2000 1999	270,970 458,440 445,110	— 150,000 125,000	— — —	254,554(4) 5,542 4,083
J.H. DOMAN(5) President and Chief Executive Officer of the Company	2001 2000 1999	214,370 96,152 93,338	— 33,000 30,000	— — —	3,264 2,600 1,989
J.V. LUKOSEVICIUS Vice-President and General Manager, Western Pulp Inc.	2001 2000 1999	196,500 193,833 188,125	— 90,000 75,000	— — —	4,006 3,686 3,654
B.S. FALLOWS Vice-President, Marketing and Sales, Western Pulp Inc.	2001 2000 1999	163,200 161,066 142,375	— 30,000 25,000	1,041 1,396 1,696	4,121 3,774 3,593
P.G. HOSIER Vice-President, Finance and Secretary of the Company; Chief Financial Officer of Western Forest Products Limited	2001 2000 1999	168,300 166,100 134,200	25,000 20,000 20,000	— — —	3,452 3,237 3,016
B. ZIMMERMANN General Manager, Western Forest Products Limited	2001 2000 1999	161,060 146,608 142,342	20,000 20,000 20,000	— — —	3,957 3,596 3,536
J.R. FRUMENTO(6) Director	2001 2000 1999	— — —	— — —	— — —	113,500(7) 97,115(7) 304,000(8)

(1) Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives. Amounts reported in this column refer to imputed interest on housing loans.

(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3) H.S. Doman resigned as President and Chief Executive Officer of the Company effective October, 1999 and was reappointed in June, 2000. H.S. Doman then resigned as President and Chief Executive Officer and was appointed Chairman of the Board in February, 2001.

(4) This amount included pension payments, remuneration as Chairman of the Board of Directors, consulting fees, premiums paid with respect to term life insurance, medical benefits, amounts contributed in respect of employee savings plan, housing benefits and other taxable benefits.

(5) J.H. Doman was appointed as President and Chief Executive Officer in February, 2001.

(6) J.R. Frumento was appointed President of the Company in October, 1999, a position which he held until June, 2000.

(7) This amount included pension payments, directors fees and fees for other services rendered.

(8) This amount included fees paid for consulting services of $261,000 in respect of an acquisition in 1999, directors' fees and pension payments.

Option Grants During the Financial Year Ended December 31, 2001

The Company did not issue any options under its incentive stock option plan during the financial year ended December 31, 2001.

Aggregate Option Exercises During the Financial Year Ended December 31, 2001 and Financial Year End Option Values

The following table sets forth aggregate option exercises during the financial year ended December 31, 2001 by the Named Executives and December 31, 2001 option values.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at December 31, 2001 Exercisable/Unexercisable[1] ($)
H.S. Doman [2]	NIL	N/A	64,000/16,000	NIL/NIL
H.S. Doman	NIL	N/A	80,000/20,000	NIL/NIL
J.H. Doman	NIL	N/A	28,000/7,000	NIL/NIL
J.V. Lukosevicius	NIL	N/A	28,000/7,000	NIL/NIL
B.S. Fallows	NIL	N/A	16,000/4,000	NIL/NIL
P.G. Hosier	NIL	N/A	12,000/3,000	NIL/NIL
B. Zimmermann	NIL	N/A	8,000/2,000	NIL/NIL

(1) The market price for the Class A Shares and Class B Shares on December 31, 2001 was $0.53 and $0.56, respectively.

(2) Options to purchase securities referred to in this row relate to Class A Shares. All other information in this table relates to options to purchase Class B Shares.

Retirement Plans

The following tables set forth annual benefits that become payable under pension plans established by Western Forest Products Limited, a subsidiary of the Company. J.H. Doman, J.V. Lukosevicius, B.S. Fallows, P.G. Hosier and B. Zimmermann are members of the Western Forest Products Limited salaried employees pension plan (the "WFP Plan"). J.H. Doman, J.V. Lukosevicius, P.G. Hosier and B. Zimmermann are also members of the Western Forest Products Limited supplementary retirement plan (the "Supplementary Plan"). Table I sets forth information relevant to the WFP Plan.

TABLE I – THE WFP PLAN

Pensionable Earnings ($)	Years of Service					
	15	20	25	30	35	40
100,000	25,053	33,404	41,755	50,106	58,457	66,808
125,000	25,833	34,444	43,056	51,667	60,278	68,889
150,000	25,833	34,444	43,056	51,667	60,278	68,889
175,000	25,833	34,444	43,056	51,667	60,278	68,889
200,000	25,833	34,444	43,056	51,667	60,278	68,889
225,000	25,833	34,444	43,056	51,667	60,278	68,889
250,000	25,833	34,444	43,056	51,667	60,278	68,889
275,000	25,833	34,444	43,056	51,667	60,278	68,889
300,000	25,833	34,444	43,056	51,667	60,278	68,889

Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. If a member retires before age 60, his pension will be reduced. If a member retires before age 65, he will receive a bridging benefit which ranges from $2,930 to $9,192 for the range of salaries and services set out in Table I. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the *Income Tax Act* (Canada), currently set at $1,722 of annual pension for each year of credited service (the "ITA Limit").

The Supplementary Plan provides a pension supplement to eligible members of the WFP Plan in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply.

As at December 31, 2001, J.H. Doman had completed and been credited with 20 years of pensionable service, B. Zimmermann had completed and been credited with 7 years of pensionable service, J.V. Lukosevicius had completed and been credited with 20 years of pensionable service, B.S. Fallows had completed 5 years of pensionable service and P.G. Hosier had completed 22 years of pensionable service.

TABLE II — THE WFP PLAN
(as supplemented by the Supplementary Plan)

Pensionable Earnings ($)	Years of Service					
	15	20	25	30	35	40
100,000	25,053	33,404	41,755	50,106	58,457	66,808
125,000	32,178	42,904	53,630	64,356	75,082	85,808
150,000	39,303	52,404	65,505	78,606	91,707	104,808
175,000	46,428	61,904	77,380	92,856	108,332	123,808
200,000	53,553	71,404	89,255	107,106	124,957	142,808
225,000	60,678	80,904	101,130	121,356	141,582	161,808
250,000	67,803	90,404	113,005	135,606	158,207	180,808
275,000	74,928	99,904	124,880	149,856	174,832	199,808
300,000	82,053	109,404	136,755	164,106	191,457	218,808
325,000	89,178	118,904	148,630	178,356	208,082	237,808
350,000	96,303	128,404	160,505	192,606	224,707	256,808
375,000	103,428	137,904	172,380	206,856	241,332	275,808
400,000	110,553	147,404	184,255	221,106	257,957	294,808

Employment Contracts

An employment agreement exists between a subsidiary of the Company and J.V. Lukosevicius. The agreement is of an indefinite term and provides that Mr. Lukosevicius shall be paid $185,000 per annum reviewable on an annual basis. Bonuses may be paid under the agreement at the discretion of the employer. Mr. Lukosevicius has also been credited under the agreement for a period of pensionable service under the WFP Plan. The agreement provides that if Mr. Lukosevicius' employment is terminated for any reason other than just cause, he shall be paid an amount equal to not less than 12 months salary and not more than 24 months salary, depending upon length of service.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

As at May 2, 2002, the aggregate indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) of all present and former officers, directors and employees of the Company or any of its subsidiaries amounted to $286,683. The following table sets forth the indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) incurred by present and former officers, directors and employees of the Company and its subsidiaries during the financial year ended December 31, 2001.

Name and Principal Position	Involvement of the Company or Subsidiary	Largest Amount Outstanding during Financial Year ended December 31, 2001 ($)	Amount Outstanding as at May 2, 2002 ($)
V.R. Woods Formerly Vice-President, Logging of the Company; formerly Vice-President and General Manager, Western Forest Products Limited	Lender	267,750[(1)]	267,750[(1)]
B.S. Fallows Vice-President, Marketing and Sales, Western Pulp Inc.	Lender	18,933[(2)]	18,933[(2)]

(1) Interest free housing loan secured against the borrower's residence repayable on the earlier of the date on which employment with the Company or a subsidiary of the Company ceases and March 31, 2007. Effective August 1, 2001, Mr. Woods' employment with the Company ceased. The funds necessary to repay the loan are currently being held in trust pending the resolution of matters regarding Mr. Woods' severance.

(2) Interest free housing loan repayable in annual installments of $9,466.66 maturing on August 1, 2002. The loan is unsecured but may, at the option of the lender, become secured against the borrower's residence.

Report On Executive Compensation

The Governance and Compensation Committee of the Company is currently comprised of F. Dunleavy, J. Brouwer, C.A. Johnson and H. Merlo, who are all directors of the Company. F. Dunleavy is chairman of the Committee. The Committee is responsible for, among other things, the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company. The Committee met three times in 2001 to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

The executive officers of the Company, including the Chief Executive Officer, are compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Company.

The Company's executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. In addition, remuneration packages are monitored to ensure that compensation levels remain competitive in order to allow the Company to attract and retain the executive talent that it requires. The Governance and Compensation Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company's objectives and philosophies and meets the Company's desired relative compensation position.

The key components comprising executive officer compensation are base salary and annual bonus (short-term incentives) and participation in an incentive stock option plan and one or more pension plans (long-term incentives). The short and long-term incentive components of the executive compensation program provide variable compensation linked to shareholder wealth and to Company and individual performance. In reviewing and setting levels of executive compensation, the Company reviews its policies and practices against those of other comparable companies operating in the forest industry in British Columbia.

The Governance and Compensation Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. The Chief Executive Officer does not participate in discussions or review relating to his own compensation.

The Company also provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer's area of responsibility and taking into account other compensation paid or awarded to the executive officer in such year, and having regard to competitive factors.

The Company also has in place an incentive stock option plan. The incentive stock option plan is designed to encourage employees and executive officers to focus on the long-term interests of the Company and its members. The Board of Directors of the Company (the "Board") has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with provisions of the incentive stock option plan. To assist in determining terms and conditions for each grant, the Governance and Compensation Committee reviews available market information for comparative groups and reviews the terms and total number of options issued in the past, as well as the numbers of options outstanding at any given time. Grant sizes allocated to individuals are based on individual salary level and performance. The Company did not issue any options under the incentive stock option plan during 2001.

In recent years, the Company's share price performance has resulted in the Company's issued stock options being exercisable at prices in excess of the market price of the Company's shares. The Company has not sought to reprice existing stock options or issue new stock options at current market prices.

The salary of the Chief Executive Officer is based on competitive salaries for positions of similar responsibility. In assessing compensation paid to the Chief Executive Officer, the Governance and Compensation Committee reviews available industry data relating to other integrated forest products companies in British Columbia.

Governance and Compensation Committee report presented by:

F. Dunleavy (Chairman)
C.A. Johnson
H. Merlo
J. Brouwer

PERFORMANCE GRAPH

The following chart compares a $100 investment in Class A Shares and Class B Shares of the Company with a similar investment in the group of TSE 300 and TSE Paper and Forest Products companies. The chart portrays total nominal return, 1996 through to 2001, assuming reinvestment of dividends.

Total Return Index Value


Class A Shares
Class B Shares
TSE Paper and Forest
TSE 300 Composite Index
200
150
100
50
0
1996/12
1997/12
1998/12
1999/12
2000/12
2001/12

	1996/12	1997/12	1998/12	1999/12	2000/12	2001/12
Class A Shares	$100.00	$59.78	$21.74	$26.09	$8.70	$5.54
Class B Shares	$100.00	$55.26	$18.95	$18.95	$5.47	$5.89
TSE Paper and Forest	$100.00	$88.57	$79.41	$118.74	$111.96	$117.59
TSE 300 Composite Index	$100.00	$114.98	$113.16	$149.04	$160.08	$139.96

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2001, the annual retainer fee paid to such directors was $20,000. The chairman of any committee of the Board receives an additional fee of $1,000 per annum and directors receive a fee of $1,000 per day for director and committee meetings attended. Directors are reimbursed for expenses incurred in connection with their services as directors. Commencing in mid 2001, H.S. Doman received an annual retainer of $65,000 for acting as Chairman of the Board.

An agreement exists between a subsidiary of the Company and C.A. Johnson for consulting services provided by Mr. Johnson relating to the Company's pulp operations. Under the agreement, Mr. Johnson is paid consulting fees in the amount of $50,000 per annum until November, 2003. J.R. Frumento and R. Stanyer were paid $55,000 and $11,000 in consulting fees in 2001, respectively.

Directors of the Company are also eligible to participate in the Company's incentive stock option plan. No options under the incentive stock option plan are held by directors of the Company in their capacities as directors.

CORPORATE GOVERNANCE

The Board is responsible for the supervision of the management of the Company's business and affairs. Responsibilities not specifically delegated to senior management or committees of the Board remain those of the Board as a whole, including responsibility for: (1) the appointment of the chief executive officer and senior management of the Company; (2) the development and monitoring of long-term strategic planning, including business risk identification and management and succession planning; (3) the review and monitoring of financial performance; (4) the review and monitoring of the Company's communication policy and internal control and management systems; (5) the establishment and supervision of committees relating to key areas of the Company's business and affairs; and (6) the establishment and monitoring of short-term operational plans.

The Board reviews the performance of the senior management of the Company and its subsidiaries on an annual basis. The Board expects senior management to perform to a standard comparable to or greater than that demanded of senior management of similar companies in the forest industry in British Columbia. Senior management of the Company and its subsidiaries are responsible for day-to-day operational management. Prior Board approval is required in connection with matters that the Company deems significant such as major acquisitions or divestitures, significant amendments to the Company's credit facilities, significant financings or changes to the Company's strategic objectives.

The Vice-President, Finance is responsible for overseeing the Company's shareholder and U.S. senior note holder relations program. The Company attempts to respond to individual shareholder and note holder concerns as they arise and makes senior management available to analysts and fund managers who represent shareholders or note holders or who are involved in the dissemination of information to shareholders or note holders.

The Board has adopted corporate governance guidelines which, among other things, describe the duties and responsibilities of the Chairman of the Board, Chief Executive Officer and Board members. As the majority of the current Board members have been on the Board or otherwise involved with the business of the Company for significant periods of time, the Board has not yet developed a formal process for the orientation of new Board members. The Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board has in place a policy whereby individual directors may, subject to approval by the Governance and Compensation Committee, engage outside advisers at the Company's expense.

The Board has established three committees of directors, being the Governance and Compensation Committee, the Audit Committee and the Environmental, Risk and Public Policy Committee (the "Environmental Committee").

Governance and Compensation Committee

The Governance and Compensation Committee is responsible for proposing prospective Board nominees, developing the Company's corporate governance policies and assessing the effectiveness of the Board, committees of the Board and individual directors, and reporting to the Board with respect to these matters. It is also responsible for the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company, reporting to the Board in connection with compensation and reporting with respect to executive compensation in the Company's annual Information Circular.

The Governance and Compensation Committee has determined that four of the Company's eight directors are "unrelated directors". Such directors have no interest, business or other relationship with the Company, or its significant shareholder, which could reasonably be perceived to materially interfere with their ability to act solely in the best interests of the Company. Each of the Company's committees is comprised of both related and unrelated directors. The Company believes that the composition of the Board fairly represents the interests of members other than its significant shareholder.

The Board also has access to and reviews committee recommendations in fulfilling its mandate. Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

Audit Committee

In addition to its statutory duties, the Audit Committee is responsible for reviewing and reporting to the Board with its recommendations in connection with all external financial reporting. The Audit Committee also reports to the Board, from time to time, with respect to internal audit and accounting procedures. The Audit Committee meets with the external auditors separately from management to review specific issues as appropriate and also receives written reports from the external auditors. The Audit Committee is comprised only of non-management directors.

Environmental Committee

The Environmental Committee liaises with management and reports to the Board in connection with the Company's environmental management system and environmental issues that may arise from time to time. The Environmental Committee also performs risk analyses and assessments relating to the Company's business practices and public policy and reports to the Board with respect to these matters.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of the Continuance

Members will be asked to vote for a special resolution (in substantially the form of special resolution set out in Schedule "A" hereto) (the "Resolution") to approve and authorize the continuation of the Company under the *Canada Business Corporations Act* (the "CBCA") and in connection therewith authorize the filing of the Articles of Continuance which will also increase the authorized capital of the Company. The Articles of Continuance filed with Industry Canada, together with bylaws to be passed under the CBCA by the Company, will replace the Company's current Memorandum and Articles. A form of the Articles of Continuance will be available for inspection at the meeting.

Pursuant to the continuance, it is proposed that the authorized capital of the Company be amended to increase the number of Class A Shares from 29,000,000 to an unlimited number and the number of Class B Shares from 60,000,000 to an unlimited number. The authorized capital is being increased in order to ensure that the Company has adequate authorized capital to meet any future equity issuances and to take advantage of the greater flexibility afforded under the CBCA.

The Company is proposing to continue under the CBCA for a number of management and administrative reasons. One such reason is that the CBCA has less onerous residency requirements in that only 25% of a Company's board need be resident Canadians under the CBCA. The Company's current governing legislation, the *Company Act* (British Columbia) (the "BCCA") requires that a majority of the board of the Company be resident Canadians and that at least one director be a resident of British Columbia. In addition, the CBCA contains less restrictive requirements with relation to the provision of financial assistance and guarantees involving the Company and its wholly-owned subsidiaries. The CBCA and the BCCA are materially similar in most other respects. Accordingly, the Company has determined that continuing under the CBCA will allow the Company to seek the most qualified persons to act as directors, irrespective of their place of residence, and will assist the Company in facilitating its financial arrangements.

In order to be effective, the Resolution authorizing the Company to continue under the CBCA must be passed by not less than three-quarters of the votes cast in respect thereof by the members who vote in respect of the Resolution. Even if the Resolution is so passed and all regulatory approvals are obtained, the Company may revoke the Resolution, pursuant to its terms as set out in Schedule "A" hereto, if, among other things, the number of shares with respect to which notices of dissent are given is, in the opinion of the Board, unduly detrimental to the Company or its members.

Dissent Rights

Any holder of the Company's shares is entitled to be paid the fair value of such shares in accordance with Section 207 of the BCCA if the member dissents to the continuation of the Company under the CBCA and such continuance subsequently becomes effective. A dissenting member has until two days prior to the meeting to send to the Company a notice of dissent to the Resolution authorizing the continuance under the CBCA. A vote against the Resolution or a withholding vote does not constitute a notice of dissent. If the Resolution authorizing the continuance under the CBCA is approved, the Company must notify dissenting members of its intention to so act. A dissenting member is then required, within 14 days after the Company gives such notice, to send to the registered office of the Company a written notice that such member requires the Company to purchase all of his or her shares of the Company in respect of which such member gave notice of dissent, together with the certificate or certificates representing such shares, whereupon the dissenting member will be bound to sell and the Company will be bound to purchase such shares.

A dissenting member who complies with the provisions of Section 207 of the BCCA, or the Company, may apply to a court for an order requiring the shares of the Company with respect to which a notice of dissent was given to be purchased or sold and either fixing the price and terms of the purchase and sale or ordering that the price and terms be established by arbitration. The court may also make such consequential orders and directions that it considers appropriate. There is no obligation on the Company to make application to a court. A dissenting member will be entitled to receive the fair value of the shares of the Company as of the day before the meeting or such later date on which the Resolution approving the continuance under the CBCA is passed.

All notices to the Company pursuant to the afore-described rights of dissent should be addressed to the Company, c/o Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by dissenting members who seek payment of the fair value of their shares of the Company. Section 207 of the BCCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all of a dissenting member's rights. Accordingly, each member who desires to exercise such rights should carefully consider and comply with the provisions of Section 207 of the BCCA and consult a legal adviser. The full text of Section 207 of the BCCA is set out in Schedule "B" hereto.

The continuation of the Company under the CBCA will not be consummated if rights of dissent are invoked by members to an extent which, in the opinion of the Board, would be unduly detrimental to the Company or its members. The Board has not determined any level of members' dissent beyond which it will determine not to proceed with the continuance.

APPOINTMENT OF AUDITORS

The management of the Company will recommend at the annual and special general meeting that the members vote for the reappointment of KPMG LLP as the Company's auditors to hold office until the next annual general meeting of members and that the members authorize the Board to fix the remuneration of the auditors. KPMG LLP was appointed as the Company's auditors in 1999.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no director or senior officer of the Company or any associate or affiliate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares of the Company or otherwise except for interests arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

The Company will provide, upon request to the Secretary of the Company at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9, a copy of the following documents: (a) the latest annual information form of the Company, together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the consolidated financial statements of the Company for the financial year ended December 31, 2001 together with the accompanying report of the auditors thereon and any interim financial statements of the Company for periods subsequent to December 31, 2001; and (c) this Information Circular. The Company may require a reasonable charge if the request is made by a person who is not a security holder of the Company.

OTHER MATTERS

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

P. G. Hosier

P.G. HOSIER
Secretary

SCHEDULE "A" TO INFORMATION CIRCULAR

To approve the continuance under the *Canada Business Corporations Act* (the "CBCA").

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The application by the Company to the Director, under the CBCA, for authorization to continue under the CBCA, and to effect such continuance, be and is hereby authorized and approved;

2. The increase in the authorized capital of the Company to an unlimited number of Class A Shares and an unlimited number of Class B Shares to be effected in the Articles of Continuance be and is hereby authorized and approved;

3. The application, pursuant to the CBCA, for a Certificate of Continuance continuing the Company as if it had been incorporated thereunder, including the filing of Articles of Continuance which will effect changes to the constating documents of the Company to reflect the increase in the authorized capital of the Company and to conform the constating documents to the CBCA be and is hereby authorized and approved;

4. The Company be, and is hereby, authorized and directed to do all such things and acts and to execute and deliver all such agreements, instruments and documents as may be necessary or desirable in order to give effect to and, generally, carry out the intent of these resolutions, including, without limitation, to execute, deliver and file appropriate Articles of Continuance and a supporting Notice of Directors and Notice of Registered Office (collectively, the "Continuance Documents");

5. Any director or officer of the Company (each an "Authorized Signatory") be, and is hereby, authorized and directed to execute and deliver, in the name and on behalf of the Company, under seal or otherwise, all agreements, instruments and documents which are the subject of these resolutions, including, without limitation, the Continuance Documents, on such terms and conditions and in such form deemed necessary or desirable and approved by such Authorized Signatory with such changes, modifications or amendments thereto as such Authorized Signatory may in such person's discretion approve, which approval shall be conclusively evidenced by the execution and the delivery of such agreements, instruments and documents, including, without limitation, the Continuance Documents and, to the extent that any such agreements, instruments and documents were executed prior to the date hereof, the execution thereof by any such Authorized Signatory be, and is hereby, approved, ratified and confirmed;

6. The Authorized Signatory be, and is hereby, authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments and documents and to do all such other acts and things, in the name and on behalf of the Company, under seal or otherwise, as in such person's opinion may be necessary or desirable to give effect to and, generally, carry out the intent of these resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments and documents and the doing of such other acts and things; and

7. Notwithstanding the foregoing resolutions having been duly passed by the members of the Company, the directors of the Company be and are hereby authorized and empowered to revoke all or any one of these special resolutions before they are acted upon without further approval or notice to the Company and its members.

SCHEDULE "B" TO INFORMATION CIRCULAR

207.

(1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,
(b) the resolution referred to in paragraph (a) is passed, and
(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and
(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,
(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,
(c) join in the application any other dissenting member who has complied with subsection (3), and
(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,
(b) may not withdraw the requirement to purchase the shares, unless the company consents, and
(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

2001 ANNUAL INFORMATION FORM
Dated as of May 3, 2002

GLOSSARY OF CERTAIN TERMS

Certain terms used herein are defined below.

"AAC"... Allowable annual cut — the volume of timber which the holder of a tree farm licence or forest licence may harvest under the licence in any given year as determined by the Ministry of Forests.

"ADMT"... Air dried metric tonne — a metric tonne of pulp with a moisture content of 10% or less.

"annual cut"..................................... The volume of timber which the holder of a timber licence expects to harvest annually from that timber licence.

"board foot"...................................... One square foot of lumber, one inch (1") thick.

"Class A Common Shares".......... The Class A Common Shares of the Company.

"Code"... The *Forest Practices Code of British Columbia Act*, R.S.B.C. 1996, c.159, as amended.

"dissolving sulphite pulp"............ A specialty pulp manufactured by an acid cooking process and used in the production of garments, food products, lacquers, disposable diapers, cigarette filters and quality paper products.

"ECF pulp"....................................... Elemental-chlorine free pulp produced using chlorine dioxide instead of chlorine.

"Equity Shares"............................. The Class A Common Shares and Non-Voting Shares.

"fibre"... The raw material used in the production of lumber and pulp consisting primarily of logs and wood chips.

"Forest Act"..................................... The *Forest Act*, R.S.B.C. 1996, c.157, as amended.

"Forest Licence"............................. A licence granted by the Ministry of Forests which entitles the holder to cut a specific volume of timber on governments lands.

"Forest Renewal BC"..................... A provincial government program whose mandate is to plan and implement a program of expenditures in order to renew the forest economy of British Columbia, enhance the productive capacity and environmental value of forest lands, create jobs, provide training for forest workers and strengthen communities.

"hectare".. An area equal to 2.47 acres.

"hog fuel".. Wood residue produced by a sawmill or a log merchandiser.

"km^3".. One thousand cubic metres.

"log merchandiser"........................ The Company's log merchandiser located in Nanaimo, British Columbia, which extracts the lumber portions of lower quality logs and processes the balance into wood chips.

"mfbm" .... One thousand board feet measure, being one thousand square feet of lumber one inch (1") thick.

"Ministry of Forests" .... The Ministry of Forests of British Columbia.

"mmfbm" .... One million board feet measure, being one million square feet of lumber inch (1") thick.

"NBSK pulp" .... A high quality white chemical kraft pulp produced from slow growing northern softwood trees and differentiated from other grades of pulp by its fibre length and strength.

"1994 Notes" .... The U.S.$425 million of unsecured 8.75% Senior Notes due March 15, 2004 issued by the Company and guaranteed by substantially all of its subsidiaries.

"1997 Notes" .... The U.S.$125 million of unsecured 9.25% Senior Notes due November 15, 2007 issued by the Company and guaranteed by substantially all of its subsidiaries.

"1999 Notes" .... The U.S.$160 million of 12% senior secured notes due July 1, 2004 issued by the Company and guaranteed by substantially all of its subsidiaries.

"Non-Voting Shares" .... The Class B Non-Voting Shares, Series 2, of the Company.

"Pacific" .... Pacific Forest Products Limited.

"pulp segment" .... The Company's pulp management, manufacturing and sales operations.

"solid wood segment" .... The Company's sawmilling, lumber remanufacturing, lumber marketing, log merchandiser and logging operations.

"SPF 2x4 lumber" .... 2" x 4" kiln dried random lengths of spruce, pine and fir lumber, which is a North American commodity grade of standard and better dimensional lumber.

"sustained yield" .... The yield that a forest can produce continuously (i.e. in perpetuity) at a given intensity of management without impairment of the land's productivity, with the intent that there will be a balance between timber growth and harvesting on a sustainable basis.

"tonne" .... A metric tonne — 1,000 kilograms or 2,204.6 pounds.

"Tree Farm Licence" .... A licence granted by the Ministry or Forests to a licensee who undertakes to manage an area of timber and to yield an annual harvest on a sustained yield basis.

"unit" .... Between 1,500 to 2,000 pounds of wood chips, depending upon the species of timber.

"upper grade lumber" .... A grade of lumber which is substantially clear of knots.

"wood chips" .... Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

THE COMPANY

Doman Industries Limited was formed by the amalgamation on December 31, 1979 of Doman Industries Limited and Duncan Financial Centre Ltd. pursuant to the *Company Act* (British Columbia). The principal predecessor company was incorporated on April 18, 1955 under the name "Doman's Lumber & Transport Ltd." and changed its name to "Doman Industries Limited" in 1964. The Company has amended its Articles at various times to create Class A Preferred Shares, Class B Preferred Shares and the Non-Voting Shares.

In this document, unless the context otherwise requires, the "Company" and "Doman" refer to Doman Industries Limited and its subsidiaries, including Western Pulp Limited Partnership.

The head office of the Company is located at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9.

The following chart sets out the Company's principal subsidiaries and their primary activities. All of such subsidiaries are wholly-owned and, other than Western Pulp Limited Partnership, are all organized under the *Canada Business Corporations Act*. Western Pulp Limited Partnership is formed under the *Partnership Act* of British Columbia.


DOMAN INDUSTRIES LIMITED
DOMAN FOREST PRODUCTS LIMITED
(Sawmilling and Value-Added Lumber Remanufacturing)
WESTERN PULP LIMITED PARTNERSHIP
(Pulp Manufacturing, Timber Harvesting and Reforestation)
WESTERN FOREST PRODUCTS LIMITED
(Timber Harvesting and Forest Management)
DOMAN LOG SUPPLY LTD.
(Log Trading)
DOMAN-WESTERN LUMBER LTD.
(holds certain timber tenures and sawmills)
EACOM TIMBER SALES LTD.
(U.S. East Coast Lumber Sales)
WESTERN PULP INC.
(Pulp Management)

BUSINESS OF THE COMPANY

History

The Company's first major sawmill came into production at Ladysmith, British Columbia on Vancouver Island in 1967 and three additional sawmills were built on Vancouver Island between 1973 and 1980. In 1980, the Company and two other British Columbia forest products companies formed Western Forest Products Limited ("WFPL"), which purchased the British Columbia timber resources and manufacturing facilities of ITT Industries of Canada Limited. The Company increased its ownership of the outstanding voting shares of WFPL to 56.1% in 1989 and in 1992 purchased the remaining minority shareholdings. In 1994, the Company completed the construction of a value-added lumber remanufacturing plant at Chemainus on Vancouver Island. In 1997, the Company acquired certain assets from Pacific, including three modern sawmills, timber tenures having an AAC of approximately 1.7 million cubic metres and a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs.

Company Profile

The Company is a major integrated forest products company in British Columbia operating in the solid wood and pulp businesses. Solid wood is the Company's primary business and includes timber harvesting, reforestation, forest management, sawmilling logs into lumber and wood chips and value-added lumber remanufacturing. The Company's pulp operations consist of producing and marketing NBSK pulp and dissolving sulphite pulp. All of the Company's operations are located in the coastal region of British Columbia and its products are sold in approximately 30 countries worldwide.

The Company has an allowable annual timber harvest of approximately 4.1 million cubic metres under its timber tenures and a perpetual supply of 330,000 to 350,000 cubic metres of sawlogs. Logging operations are conducted on government owned timberlands in accordance with the Company's three tree farm licences, seven forest licences and numerous timber licences and on private forest lands.

The Company's manufacturing plants currently consist of:

- nine sawmills with a total annual production capacity of approximately 1.2 billion board feet of lumber and 755,000 units of wood chips;
- two pulp mills with a total annual production capacity of approximately 430,000 ADMT of pulp;
- a value-added lumber remanufacturing plant with an annual drying and production capacity of approximately 80 million board feet; and
- a log merchandiser.

Strategy

The Company's strategy is to obtain the maximum value for its timber resources by producing premium products and by fully utilizing its harvested timber in an integrated forest products operation. The Company's sawmills process high quality logs, including western red cedar, into primarily long length, wide width and upper grade lumber and, to a lesser degree, commodity grades of lumber. As a result of its strategy, the Company focuses on producing finished specialty products, such as lumber with various sizes and end uses, and western red cedar, instead of commodity items such as SPF 2x4 lumber. Lower quality logs are first processed by the Company's log merchandiser in order to extract the lumber quality portion of the logs for processing at the Company's sawmills. The residual portion of such logs, smaller or defective logs not suitable for the production of lumber and wood chips are used to produce pulp. Hog fuel, a by-product from the sawmills and the log merchandiser, is used at the Company's Squamish NBSK pulp mill and sold to other pulp mills as an energy resource. The Company's value-added lumber remanufacturing plant dries, saws and trims lumber for use in producing higher value products such as moldings, frames and panelling. The Company believes that the efficient utilization of its timber resources is essential, given the decline in the supply of high quality timber resulting from increasing environmental and conservation restrictions.

Industry

British Columbia is one of the world's leading forest products regions, with lumber shipments averaging approximately 14 billion board feet per year and pulp and paper shipments of approximately seven million tonnes per year, supported by an annual timber harvest averaging approximately 73 million cubic metres over the last ten years. British Columbia has two major forest regions, coastal and interior, which are differentiated by climate, terrain and forest type and have given rise to two distinctly different segments of the forest industry. Historically, approximately one-third of British Columbia's timber harvest has been from the coastal region. In contrast to the interior forests, the British Columbia coastal forests are distinguished by a wet maritime climate, rugged topography and a variety of high-value coastal forest species with highly productive growing sites. Over the past decade, the coastal timber harvest has declined as a result of the establishment of new parks and protected areas and AAC reductions to conform harvest levels to long-term sustained yields.

The forest products industry categorizes lumber into either hardwoods or softwoods. Softwoods such as hemlock, cedar, spruce, pine and fir are used primarily in construction due to their strength. The forest industry also grades lumber into various classifications according to quality. The two broad categories within which all grades fall, based upon the absence or presence of knots and the grain of the wood, are upper grade lumber and commodity grade lumber, respectively. Upper grade lumber is a grade of lumber which is substantially clear of knots and is obtained primarily from mature timber in areas which have not been previously harvested. The timber used to produce upper grade softwood lumber grows primarily in the coastal climates of British Columbia, the U.S. Pacific Northwest and Alaska.

Forest Resources

Timber Tenures

More than 90% of all forest resources in British Columbia are owned by the Province of British Columbia and administered by the Ministry of Forests. Subject to the *Forest Act* and the Code and related regulations, rights to harvest timber on such land may be granted on behalf of the Province by the Ministry of Forests in the form of timber tenures. Timber tenures granted to the Company are comprised of tree farm licences ("TFLs"), forest licences ("FLs") and timber licences ("TLs"). The Company undertakes to manage the forestlands to which its timber tenures relate to produce an annual harvest in accordance with the terms of its TLs and the AAC volumes determined by the Ministry of Forests for each TFL and FL.

A TFL is an area-based timber tenure granted for a term of 25 years that is replaceable every five years for a further 25 year term, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. Over 74% of the Company's AAC is derived from its TFLs which, as a result of their 25 year term, are the most secure form of timber tenure. The Company has three TFLs: TFL Nos. 6, 19 and 25. TFL Nos. 6 and 19 were replaced in 2000 and 2001, respectively, for 25 year terms. TFL No. 25 was replaced in 1999 for a 25 year term.

Other areas of provincial government timberlands which are not designated as TFLs are organized into timber supply areas ("TSA"). FLs are issued within each TSA with the AAC being determined at the TSA level and the overall harvest for the TSA managed by the Ministry of Forests on a sustained yield basis. FLs are volume-based tenures which authorize a specified volume of timber to be cut within a specific TSA. FLs have a term of 15 years and are generally replaceable every five years for a term of 15 years, subject to satisfactory performance by the licensee of its forest management obligations as determined by the Ministry of Forests. The Company has seven FLs, two of which are located in the Mid Coast TSA, and the remaining five are located in the Kingcome, Strathcona, Soo, Fraser and Sunshine Coast TSAs. All of the Company's FLs were replaced in 1998 for 15 year terms.

The Company also holds and harvests timber from 144 TLs, covering an area of approximately 86,000 hectares, of which 18 TLs are situated outside of its TFLs and 126 are situated within its TFLs. TLs are area-based tenures which permit the licensee to harvest the area over a specified period. The Company's TLs contain more than 24 million cubic metres of mature timber. TLs within a TFL are managed on an integrated basis with other government and private timberlands within the same TFL and remain part of the TFL after harvest. The timing of harvesting from TLs is subject to the practice guidelines of the Ministry of Forests, but is otherwise at the discretion of the Company. The terms of the Company's TLs within its TFLs coincide with the terms of the TFLs in which they are incorporated. Those TLs which are outside of the Company's TFLs expire at varying dates ranging from 2002 to 2016. A 1998 study of the Company's TLs situated outside of its TFLs indicated a feasible harvest schedule of approximately 100,000 cubic metres annually from these TLs over the next 20 years. Approximately 7% of the Company's 2001 aggregate annual harvest was from TLs.

During 2001, the Company commenced a legal action against the Province of British Columbia for breaching its contractual obligations to purchase two of the Company's timber tenures. The parties have exchanged pleadings and documents and certain evidence gathering matters have commenced, including the examination for discovery of the former Minister of Forests who was involved during the time of the agreement.

AAC

The AAC for TFLs and FLs is determined by the Chief Forester of the Province and reflects timber conditions, regional and local economic and social interests, and environmental considerations. The actual cut from a TFL or FL for any given year may vary up to 50% above or below the designated AAC for that timber tenure as long as the annual average cut over a specified five year cut control period is within 10% of the total designated AAC for that period. Overcuts of more than 10% at the end of the five year period result in a reduction in the AAC in the next five year period and may also result in penalties. Undercuts of more than 10% in the five year period may also result in a reduction of AAC. Relief from AAC reductions may be granted if an undercut has resulted from circumstances beyond the control of the licence holder. Undercuts in a five year cut control period may also be carried forward into the new five year period under some circumstances.

Provincial legislation requires the Chief Forester for British Columbia to review sustainable timber harvesting levels in each TSA and TFL in the Province every five years and to issue a "determination" relating to the same which may recommend reductions or increases in the AAC of the TSA or TFL. The most recent of such reviews conducted for each of the Company's three TFLs and seven FLs have resulted in modest reductions to the Company's overall AAC.

Under the *Forest Act*, the Minister of Forests may cancel timber tenures without compensation if direct or indirect control of a corporation holding such tenures changes or the tenures are transferred without prior written consent. The Minister of Forests evaluates various factors in determining whether to approve corporate take-overs involving the transfer of timber rights, including: the degree of regional corporate concentration of harvesting rights; the effect on the competitive market for wood fibre; and the effect on the level of structural diversity in the provincial or regional forest industry (e.g. large company versus small company; integrated company versus specialty company). If the Minister of Forests consents to a change of control of a corporation or a transfer of tenures, the AAC of the government tenures is reduced by 5%, without compensation, and a range of conditions and requirements may be imposed as a condition of the consent. The Minister of Forests may reinstate the 5% reduction of AAC resulting from a change of control. The government has announced that the policy to reduce AAC on a change of control or a transfer of tenure will be eliminated in future regulatory changes.

The provincial government's target of doubling the protected provincial land base from 6% to 12% was met in the year 2000, resulting in further reductions to the commercial forest land base. Certain regions of British Columbia, including the coastal rainforest area, are scheduled to have more than 12% of lands in protected status. To date, approximately 75% of the Company's timber tenures have been assessed as part of the Province's land use and park review process. One of the review processes is the Central Coast Land and Resources Management Plan (the "CCLRMP") process, which covers an area of land affecting approximately 20% of the Company's AAC. In April, 2001, the CCLRMP recommended an interim land use decision that was accepted by the provincial government and several new protected areas were accepted in the Central Coast region, which will affect the Company's AAC by 3%.

In April, 2002, the Government of British Columbia announced its decision on land use for the Central Coast region of the Province which creates a number of new candidate protection areas, defers logging in certain areas and commits to an ecosystem-based forest management regime in those areas available for logging. This decision may result in additional decreases to the Company's AAC in the Central Coast region. The actual reduction in harvesting activity will be determined over the next one to two years as the provincial government makes its decisions on the deferred areas and other regulatory measures for the region.

The Company also participates with three other major forest companies in the Coast Forest Conservation Initiative (the "CFCI"), which is seeking to conclude a resolution of land use conflicts in the Central and North Coast regions. As part of the CFCI, discussions have been held with the Sierra Club of British Columbia, Rainforest Action Network, Forest Ethics, First Nations groups and other stakeholders, including discussions on the Company's commitments to temporarily defer logging in several contentious areas in return for a cessation of boycott actions in the marketplace. The CFCI was instrumental in achieving a consensus on parks and operating areas in the Central Coast in April, 2001. A land and resources management plan process is currently underway to conclude these land use decisions.

Fibre Supply and Harvesting

The Company's fibre requirements are met with logs harvested from its timber tenures and private lands, logs purchased on the open market, logs acquired under a sawlog purchase agreement entered into with a third party, log trading activities and logs acquired in exchange for wood chips. The Company's log trading department is responsible for ensuring an adequate supply of suitable logs for the Company's plants. It engages in log trading activities to correct imbalances in the supply and demand in size, grade and species of logs. In addition, in order to ensure a continuing supply of timber, the Company maintains an active reforestation program and manages approximately 1,050,000 hectares of productive timberlands of which 565,000 hectares are operable. The Company's annual timber harvest from these timberlands, on a sustained yield basis, is approximately 4.1 million cubic metres.

All of the Company's timber harvesting operations are located in the coastal region of British Columbia. Logging is conducted primarily on government timberlands allocated to the Company under its TFLs and to a lesser extent under its FLs and TLs. In addition, some logging takes place on private lands. The timber covered by the Company's timber tenures contains a substantial amount of presently harvestable mature timber stands that are located in areas that have never been commercially harvested. These stands are particularly valuable as the substantial size of the trees allows the Company to produce a high volume of upper grade lumber. Upper grade lumber is sold based upon appearance and is used in the manufacturing of doors, window frames, panelling, moldings and siding.

The long-term species distribution of the Company's timber resources is estimated to be approximately 48% hemlock, 27% western red cedar and 12% balsam, with the balance being comprised of spruce, yellow cedar and Douglas fir. The Company's AAC, together with harvest from other lands and a sawlog purchase agreement entered into with a third party, is sufficient to provide, directly or through log trading activities, approximately 85% of the fibre requirements for the Company's manufacturing plants.

The Company's total available cut, including the AAC of the Company's TFLs and FLs, log supply and log usage for each of the last two years are set out in the following table:

	Actual Cut Years Ended December 31,		Available Cut(1) as at December 31,	
	2001	2000	2001	2000
	(thousands of cubic metres)			
TFLs	2,360	2,476	2,985	3,040
FLs	687	877	978	978
Other lands	34	78	449(2)	449(2)
Total log production	3,081	3,431	4,412	4,467
Total logs purchased	1,231	1,700		
Total logs consumed	3,347	4,736		
Total logs sold	1,064	832		

(1) The available cut under the TFLs and FLs is the corresponding AAC. There was a temporary AAC reduction of 57,500 cubic metres for 2001 and 2000 only.

(2) Consists of 119,000 cubic metres of annual cut from the Company's TLs and private lands and 330,000 cubic metres of sawlogs in perpetuity under a sawlog purchase agreement with a third party.

The Company has 30 logging and forestry operations on Vancouver Island, the South, Central and North Coast Mainland and the Queen Charlotte Islands. Approximately 70% of the Company's operations are on Vancouver Island. For historical and legal reasons, logging is conducted by a combination of both Company operated and contractor operations. The Company plans and co-ordinates all of the timber production from the various operating sites.

Logs are sorted and directed to either the Company's sawmills, its log merchandiser or its Port Alice dissolving sulphite pulp mill, according to size, grade and species. Saw logs that meet our cut program criteria are shipped primarily to the Company's sawmills, while lower quality logs, small or defective parts of trees and wood chips from sawmill operations and the log merchandiser are shipped to, and form the basic raw material for, the Company's pulp mills. Bundle booms and self-dumping log barges are used to transport logs to the Company's manufacturing plants and to the Vancouver log market. A small percentage of logs are delivered to the Company's manufacturing plants by truck.

The Company's sawmills have a total annual production capacity of 755,000 units of wood chips. These wood chips are used at the Company's Squamish pulp mill as a source of fibre, traded with third parties for sawlogs or sold. Wood residue produced by the sawmills and the log merchandiser, principally sawdust and bark, is either used as hog fuel in the boiler at the pulp mills or sold to other pulp mills. Wood chips and other by-products of the sawmills and log merchandiser are transported by barge or by truck to pulp mills.

The Company's wood chip supply and usage for each of the last two years are set out in the following table:

	Years Ended December 31,	
	2001	2000
	(thousands of units)	
Wood chips produced	545	828
Wood chips purchased	172	221
Total wood chips consumed	456	721
Total wood chips sold	271	323

Forest Policy

In May, 2001, a new provincial government was elected in British Columbia. A stated commitment of the government was to assess all legislation and regulations affecting the viability of the forest sector and to create a competitive, world class forest industry. As part of that process and the current softwood lumber dispute, the provincial government has tabled a series of proposed forest policy changes that will significantly affect the Company's timber tenures.

A new stumpage determination model is expected to be put in place in 2002 based on a market pricing system. An ability to subdivide TFLs and FLs is also contemplated and existing constraints requiring timber tenure holders to process timber in mills owned or operated by the tenure holder with potential AAC losses for mill closures may be eliminated. It is also contemplated that the requirements for annual and periodic minimum levels of harvesting on tenures will be removed.

Finally, in 2001, the government announced that the Code would be replaced by new legislation in 2003 that would be focused on assessing the results of forestry operations rather than the current process-based approach. Under the new legislation, environmental standards will be maintained but costs are expected to be reduced.

Stumpage Charges

A stumpage charge is assessed by the British Columbia Government on all Crown timber harvested. The amount of stumpage paid on timber harvested from TFLs and FLs is based on a revenue target set by the provincial government and adjusted on a periodic basis. A base stumpage rate is then determined having reference to the revenue target. The base rate is subsequently adjusted by the Ministry of Forests for various factors prior to determining the actual stumpage charge for each particular cutting area designated within a specified timber tenure. Individual stumpage rates are then calculated for each cutting permit issued with respect to a cutting area, taking into account projected timber prices and operating costs. Stumpage charges fluctuate based upon the provincial government's revenue targets, the quality and species of timber harvested, harvesting technology, the Company's operating costs and other factors. This system is referred to as Comparative Value Pricing ("CVP").

During 2001, the Company commenced a legal action against the British Columbia Government for the improper administration of the stumpage payment system that resulted in overcharging Doman for stumpage over a period of several years. The overcharging arose from the so-called "water-bedding" effect where the government accepted information from certain forest companies that artificially reduced the value of timber on their cutting permits thereby forcing other companies to pay higher stumpage rates for timber of similar value. The parties have exchanged pleadings but have not yet exchanged documents. No trial date has been set.

On October 1, 2000, the Ministry of Forests introduced a "Hemlock Pilot" for major coastal licensees that is based on the Small Business Program's Market Pricing System ("MPS"). Cutting permits that meet a strict criteria (e.g. 60% hemlock/balsam content or greater) are converted from the CVP system to the Hemlock Pilot MPS. The objective was to convert these permits to a "market-based" system that better reflected the economic reality of the price for hemlock lumber. It is estimated that the MPS system reduced stumpage fees by approximately $10.4 million in 2001 and $4 million in 2000.

Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the British Columbia government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001. Certain forestry companies commenced court actions against the British Columbia government claiming substantial damages as a result of this change in the calculation of royalty fees. In December, 1999, the court ruled against the British Columbia government in an action to dismiss the damage claims. In March, 2000, the Company commenced a court action against the provincial government to recover damages resulting from the change in the calculation of rates. It is anticipated that the case will proceed to trial in 2003. As at December 31, 2001, the Company estimates it has paid additional expenses of $60 million on its TLs as a result of this policy change.

The following table illustrates the relationship of stumpage and royalty expenses relative to the Company's total log production for each of the last five years:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
			(thousands)		
Log production (cubic metres)	3,081	3,431	3,354	2,707	2,337
Stumpage and royalty expenses	$ 56,719	$ 86,747	$ 84,785	$ 70,549	$ 70,049

Forest Management

The Company manages the forests on lands covered by its timber tenures and privately held lands pursuant to the principles of "Integrated Resource Management" and "Sustainable Forest Management" established by the Ministry of Forests. Under these principles, the Company is required to carry out, at its own cost, reforestation or other treatments for the re-establishment of forests after logging. The reforested areas are monitored and silviculture treatments are applied where necessary to ensure that a crop of healthy trees is managed for future harvesting. In 2001, the Company incurred approximately $7.4 million in reforestation costs.

The Company develops a five year development plan for each harvest operation, which takes into consideration economic, environmental and other concerns, including wildlife, fisheries, water, soil, visual quality, biodiversity, archeological sites, caves, cultural heritage, local employment, tourism, recreation and the protection of endangered species. Prior to final approval, these development plans are subject to extensive public and First Nations reviews. The plans are amended to reflect comments received and are presented to the Ministry of Forests for final approval prior to the commencement of harvesting. The Company also engages in road development, fire protection and insect and disease control in the forests which it manages.

The management of the Company's timber tenures is supervised by its staff of registered professional foresters, engineers and supervisors who are involved in planning, road development, harvesting, reforestation and protection programs, and initiatives to improve the yield and quality of its timber harvest. The Company owns and operates the Saanich Forestry Centre which includes a seedling nursery that produces 3.8 million trees annually and a tree seed orchard which produces seed for reforestation in its harvesting operations.

In 1994, the Province of British Columbia adopted its Forest Renewal Plan, a long-term forest plan which included the establishment of a fund to pay for enhanced silviculture, job skills retraining, environmental protection, assistance for value-added manufacturers, road deactivation and increased research and development, and formed a Crown corporation, Forest Renewal BC, to administer the plan in partnership with industry, environmental groups and First Nations bands and communities. The Company has contributed approximately $90.5 million to the fund as at December 31, 2001, and has spent approximately $80.6 million on projects funded by Forest Renewal BC. The government announced in late 2001 that Forest Renewal BC would be eliminated in 2002 and would be replaced with a new forest-sector investment model led by government and delivered by industry. The Forest Investment Account ("FIA") is a new provincial government mechanism for promoting sustainable forest management in British Columbia. It is founded upon a vote of the Legislature, authorizing the Minister of Forests to provide funding for certain forest management activities. Specific amounts have been dedicated to program elements at the provincial level, other amounts have been allocated for disbursement to TFL holders and certain tenure holders in each TSA.

The objectives of FIA expenditures include actively fostering sustainable forest management improving the public forest asset base and promoting greater returns from the utilization of public timber. To accomplish these objectives, the Legislature has approved, among other things, a Land Base Investment Program ("LBIP") of $95.5 million. Of this amount, $11.5 million has been distributed to the Ministries of Forests, Sustainable Resource Management, and Water, Land and Air Protection to support the development of standards that will apply to licensees' land-base activities; the issuing of permits needed by licensees to undertake land-base activities; and maintenance and use of data collected through FIA investments.

Within the LBIP, approximately $80 million is being distributed to licensees according to an allocation formula based on the volume harvested during the previous three years. Ultimately, licensees will be expected to undertake co-operative investment planning, to establish Sustainable Forest Management plans for each management unit, and to select, plan for and execute cost-effective activities related to forest productivity, resource information and natural resource sustainability.

Other programs that may affect the forestry industry involve centrally administered provincial programs including $5.8 million in support for tree improvement and genetic resource management and a Forestry Innovation Investment Program including a Research Program of $20 million, a Product Development Program of $8 million and an International Marketing Program of $12 million.

It has not been determined at this point how the Company will be involved with or benefit from the new initiatives, however, the Company believes the increased focus of the new government on the forestry industry should benefit the industry as a whole.

Solid Wood Facilities

The Company's operations include nine sawmills, a log merchandiser and a value-added lumber remanufacturing plant. The sawmills each use computer controlled equipment to optimize the lumber recovery from each log. The Company's high quality timber supply and the particular design of its sawmills enable it to produce specialty products such as upper grade lumber, lumber with long lengths (over 20 feet) and wide widths (over 10 inches), lumber produced from western red cedar, and baby squares and beams used in traditional Japanese housing. These products command premium prices compared to commodity construction grades, such as SPF 2x4 lumber. Much of the softwood timber in North America is not capable of producing substantial quantities of these specialty products, as the trees are too small or have a poor knot structure.

Seven of the Company's sawmills are located on Vancouver Island. The Company's Duke Point and Nanaimo sawmills are both located in Nanaimo. The Company's Ladysmith and Saltair sawmills are both located on the same property in Ladysmith. The Company's other sawmills on Vancouver Island are located at Cowichan Bay, Chemainus and Tahsis. The Duke Point and Nanaimo sawmills process large diameter logs of mixed species, the Chemainus sawmill processes medium to small diameter logs and the Cowichan Bay and Ladysmith sawmills process small diameter logs. The Cowichan Bay sawmill also processes western red cedar. All of the Company's sawmills on Vancouver Island, other than the Chemainus mill, have adjacent water lots which are leased from the Province of British Columbia and have barge loading facilities to handle water-borne shipments of sawmill products.

The Duke Point, Chemainus, Cowichan Bay, Ladysmith and Saltair sawmills are situated on land owned by the Company. The Tahsis sawmill is located on a 12 hectare site, which includes five hectares owned by the Company and seven hectares leased from the provincial government. The Nanaimo sawmill is situated on an 8.5 hectare site, which includes 6.1 hectares owned by the Company and 2.4 hectares leased from the Nanaimo Port Authority.

The Nanaimo and Tahsis sawmills cut predominantly Douglas fir and hemlock logs and produce a wide range of high-value specialty lumber products primarily for the Japanese market. The Saltair sawmill can cut for both the Japanese and North American markets and can process western red cedar. The Saltair and Nanaimo sawmills have received authorization to stamp their lumber as having met the quality control requirements of the Japanese Agricultural Standard, indicating that the lumber meets rigorous Japanese structural grading rules.

The Company's Marpole and Silvertree sawmills are located in Vancouver. The Marpole sawmill processes large diameter logs and the Silvertree sawmill specializes in processing cedar logs. The Marpole and Silvertree sawmills are located on land which fronts the Fraser River and is owned by the Company. Both of these sawmills are equipped with barge loading facilities to handle water-borne shipments of sawmill products. The water lots necessary to operate the two Vancouver sawmills are leased from the North Fraser Port Authority.

The Company's annual lumber production capacity and actual lumber production for each of its sawmills for each of the last five years are set out in the following table:

	Location	Annual Lumber Production Capacity[1]	Lumber Production Years Ended December 31, 2001	2000	1999	1998	1997
			(millions of board feet)				
Sawmills							
Ladysmith	Ladysmith	120	60	88	98	107	111
Duke Point	Nanaimo	176	84	78	82	77	93
Marpole	Vancouver	165	12	73	55	95	149
Cowichan Bay	Cowichan Bay	125	101	97	67	104	117
Silvertree	Vancouver	113	44	98	75	89	92
Chemainus	Chemainus	48	20	39	32	38	42
Saltair	Ladysmith	150	80	119	134	118	—
Tahsis	Tahsis	125	17	69	69	64	—
Nanaimo	Nanaimo	138	136	112	105	112	—
		1,160	554	773	717	804	604

(1) Capacity is stated as at December 31, 2001 on a two shifts per day, 250 days per year basis.

The Company's log merchandiser is located at Nanaimo on Vancouver Island. The plant extracts the lumber quality portion out of lower quality logs and processes the balance into wood chips and other by-products. The lumber portion is sent to the Company's sawmills for processing and the wood chips are used principally at the Squamish pulp mill. The water lots necessary to operate this plant are leased from the Province of British Columbia and the Nanaimo Port Authority.

The Company's value-added lumber remanufacturing plant dries, cuts, resaws and trims lumber into various grades and dimensions, which are used primarily in the manufacturing of moldings, panelling and frames for doors and windows. The plant is located adjacent to the Chemainus sawmill and is situated on land owned by the Company. It is comprised of 10 kilns, which are utilized to dry lumber produced at the Company's sawmills, a planer mill, and resawing, sorting and trimming facilities. The plant has an annual drying and production capacity of approximately 80 million board feet of lumber and in 2001 processed 42 million board feet of lumber.

The Company also owns and operates two lumber distribution yards located at Richmond and Chemainus in British Columbia.

Pulp Mills

The Company owns and operates an NBSK pulp mill on the mainland of British Columbia near Squamish and a dissolving sulphite pulp mill near Port Alice on Vancouver Island. Both mills are located on the coast with easy access to water transportation and a stable fibre supply, principally from the Company's timber resources and the wood chips produced by its sawmills and log merchandiser.

The Squamish NBSK pulp mill has an annual production capacity of 270,000 ADMT and is located approximately 65 kilometres north of Vancouver. The mill has a high quality water supply, access to a natural gas pipeline, close proximity to sources of raw materials, major storage and shipping terminals, and access via ferry to Squamish and then by road to Vancouver. The Squamish pulp mill employs 340 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

NBSK pulp is a long-fibred northern softwood pulp manufactured from primarily a mixture of hemlock, balsam, fir and cedar wood chips and is noted for its strength, whiteness and absorption properties. NBSK pulp is used to produce a variety of products, including lightweight publication grades of paper, tissues and hygiene products.

In the last five years, approximately $11.2 million has been expended at the Squamish pulp mill to improve production efficiency and provide environmental enhancements. These changes have, among other things, permitted the mill to produce 100% ECF pulp and remain in compliance with prescribed effluent discharge levels.

In December, 2000 a chip screening facility was completed at the Squamish pulp mill which reduced costs, improved productivity and product quality. The Squamish pulp mill received its official ISO 14001 registration in May, 1999.

The Port Alice dissolving sulphite pulp mill is the only producer of dissolving sulphite pulp in British Columbia and one of only three dissolving sulphite pulp mills in Canada. The mill has an annual production capacity of 160,000 ADMT and is located near Port Alice, a village of approximately 1,400 people in the northwest corner of Vancouver Island. The mill employs 450 people and is situated on land owned by the Company. The water lot necessary to operate the mill is leased from the Province of British Columbia.

Dissolving sulphite pulp is a long-fibred pulp manufactured by an acid cooking process from primarily hemlock and is noted for its chemical properties. The dissolving sulphite pulp produced at the Port Alice pulp mill is used to make such products as garments, artificial silk, plastics, lacquers, cosmetics and pharmaceuticals. The mill also produces paper grade sulphite pulp when market conditions warrant.

In the last five years, approximately $35.4 million was expended to upgrade and modernize the Port Alice pulp mill. A majority of these capital expenditures were incurred in 1998, when a $23.5 million project was completed that included additional digesters, evaporators and other equipment. These additions improved productivity, pulp quality and reduced operating costs. The Port Alice mill received its official ISO 14001 registration in February, 2001 and the Canadian Standards Association Sustainable Forest Management Chain of Custody (product labeling) in February, 2002.

The Company's annual pulp production capacity and actual pulp production for each of its pulp mills for each of the last five years are set out in the following table:

	Annual Pulp Production Capacity(1)	Pulp Production Years Ended December 31,				
		2001	2000	1999	1998	1997
		(thousands of ADMT)				
Pulp Mills						
Squamish	270	164	266	264	221	256
Port Alice	160	117	159	97	92	112
	430	281	425	361	313	368

(1) Capacity is stated as at December 31, 2001 on a three shifts per day, 340 days per year basis.

Sales, Marketing and Distribution

The Company produces and markets upper grades and commodity grades of lumber and various grades of NBSK and dissolving and paper grade sulphite pulp, which are sold in approximately 30 countries worldwide. The Company's lumber products are marketed and sold in North America by a separate sales and marketing division which sells the Company's lumber products through agents and directly to wholesale lumber distributors, retail lumber yards and window and door manufacturers. Offshore lumber sales are primarily conducted directly with the end-user instead of relying upon traditional agency arrangements. Direct liaison with the consumers of its lumber products provides the Company with the ability to react quickly to changes in market conditions and customer requirements and achieve lower selling costs. The Company adjusts its sawmill processing programs in order to customize products to meet the specific requirements of the Company's customers.

The lumber produced by the Tahsis and Nanaimo sawmills is targeted primarily for the Japanese market and is comprised principally of finished products used as components to construct Japanese traditional housing, where each product is of a specific species, size, length, grade and finish that reflects its end use. Most products are sold green; however, certain specialty products require kiln-drying. The Company offers a complete line of traditional components for the Japanese market, including lamination stock and kiln-dried components for the pre-fabricated housing market. The Company's focus in Europe is kiln-dried, high-grade specialty products used predominantly in Germany, Italy and the United Kingdom.

The Company also sells its commodity grade lumber products into the Hong Kong market which are primarily purchased by customers based in mainland China and are often further processed. The Chinese market represents an important potential source of growth and provides the Company with a broader customer base for its commodity grade products.

The Company's NBSK pulp is a commodity product and sales are handled by the Company's pulp sales division and by agents. NBSK pulp is sold primarily to paper producers and tissue manufacturers. Sales of dissolving sulphite pulp are conducted by the Company's pulp sales division and are generally made directly to end users. These purchasers often send their own technical experts to the Port Alice pulp mill to customize the dissolving sulphite pulp to their particular specifications.

The distribution of the Company's sales by geographic area and by product line for each of the last five years is set out in the following table:

	Years Ended December 31,				
	2001	2000	1999	1998	1997 [(1)]
	(thousands of dollars)				
Sales by geographic area					
Canada	$ 214,986	$ 228,382	$ 175,884	$ 164,771	$ 167,860
U.S.	230,333	241,006	324,057	264,397	289,003
Asia	221,521	344,069	271,354	240,836	138,670
Europe	89,433	127,505	95,199	100,182	129,661
Other	13,704	14,442	7,142	9,055	11,540
	$ 769,977	$ 955,404	$ 873,636	$ 779,241	$ 736,734
Sales by product line					
Lumber	$ 354,702	$ 417,912	$ 498,341	$ 437,183	$ 405,801
Pulp	237,940	381,517	262,088	233,040	249,785
Logs	156,515	126,337	93,602	90,779	73,069
Sawmill by-products	20,820	29,638	19,605	18,239	8,079
	$ 769,977	$ 955,404	$ 873,636	$ 779,241	$ 736,734
Solid wood segment					
Lumber					
Canada	$ 35,690	$ 63,497	$ 60,331	$ 48,843	$ 82,711
U.S.	218,261	228,626	309,636	249,985	268,210
Asia	86,830	104,701	102,721	108,371	20,947
Europe	13,921	21,088	25,653	29,984	33,933
	354,702	417,912	498,341	437,183	405,801
Logs					
Canada	156,515	126,337	93,602	90,779	73,069
Sawmill by-products					
Canada	20,820	29,638	19,605	18,239	8,079
Total solid wood segment	$ 532,037	$ 573,887	$ 611,548	$ 546,201	$ 486,949
Pulp segment					
Canada	$ 1,961	$ 8,910	$ 2,346	$ 6,910	$ 4,001
U.S.	12,072	12,380	14,421	14,412	20,793
Asia	134,691	239,368	168,633	132,465	117,723
Europe	75,512	106,417	69,546	70,198	95,728
Other	13,704	14,442	7,142	9,055	11,540
Total pulp segment	$ 237,940	$ 381,517	$ 262,088	$ 233,040	$ 249,785

(1) Includes the results of the sawmills at Tahsis, Ladysmith, Nanaimo and associated forestry and logging operations acquired from Pacific in December, 1997.

The following two charts illustrate the geographic distribution of the Company's sales for each of the last two years:

Year Ended
December 31, 2001


Asia
29%
Other
1%
Canada
28%
Europe
12%
U.S.
30%

Year Ended
December 31, 2000


Asia
36%
Other
2%
Canada
24%
Europe
13%
U.S.
25%

In 2001 and 2000, pulp sales to Asia represented approximately 57% and 63%, respectively, of the Company's total pulp segment sales. Lumber sales to the U.S. in 2001 and 2000 represented approximately 41% and 40%, respectively, of the Company's total solid wood segment sales. No single customer accounted for 10% or more of sales in 2001.

Lumber from the Company's sawmills is delivered to market by ocean-going vessel and barge, and by rail and truck. Pulp from the Company's pulp mills is shipped by ocean-going vessel and barge.

Lumber shipments and sales to North American lumber markets occur primarily during the period from mid-March to mid-September of each year, coinciding with the preferred weather for housing construction. Other export markets for the solid wood segment do not have a pronounced seasonal pattern. Pulp shipments and sales are not seasonal in nature.

Competition

The Company competes on both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

A number of proposed forest policy changes have been proposed by the British Columbia government in response to initiatives to reduce the high operating costs and stumpage rates which have burdened the global competitiveness of coastal British Columbia lumber and pulp producers. Such policies have yet to be fully implemented so the impact is not yet fully determinable.

The Company's competitive position has also been affected by countervailing duties and anti-dumping rates imposed by the government of the United States on shipments of softwood lumber into the United States from Canada. See "Business of the Company – Softwood Lumber Dispute".

Environment

Environmental Policy

The Company is committed to the protection of the environment and works with government and other stakeholders to identify and address issues of environmental concern in all aspects of its business. The Company's operations are regulated by a wide array of federal, provincial and local environmental legislation regulating water, land and air pollution and solid and hazardous waste management, disposal, transportation and remediation. To oversee and co-ordinate Company-wide efforts to comply with such legislation, the Company has established an Environmental Committee and implemented a reporting system that is designed to monitor environmental compliance with regulatory requirements, identify environmental issues and communicate them to all levels of management. In conducting its operations, the Company attempts to minimize environmental impact through sound forestry and environmental management practices that meet or exceed government standards and adheres to an environmental policy based on the following:

- Assessing and evaluating environmental risk on an ongoing basis in order to set environmental objectives and targets as well as proper operational control;

- Allocating sufficient resources to ensure continuing compliance with environmental responsibilities;

- Meeting or surpassing all applicable environmental regulations;

- Establishing internal and external auditing and reporting procedures necessary to monitor environmental performance, continually improving environmental practices and the prevention of pollution; and

- Promoting environmental awareness among its staff, employees and contractors and communicating its environmental performance both internally and to the public.

Environmental Management

The Company has established and maintains an environmental management system ("EMS") and ensures that the requirements of the EMS are established, implemented and maintained according to the ISO 14001 standards. The Company's environmental policies and guidebooks, including its standard operating procedures, spill contingency plans and petroleum and hazardous waste management standards, are co-ordinated and updated on a regular basis.

Compliance with prescribed standards and with the EMS are monitored at each manufacturing plant and logging operation. As a result of these co-ordinated efforts, both of the Company's pulp mills and all of its forestry operations operate under an environmental management system registered under ISO 14001 standards and are closely monitored for compliance with environmental legislation.

The Company's solid wood segment is in substantial compliance with the requirements of all applicable environmental legislation.

Except for the requirement to reduce the level of particulate emissions at the Port Alice dissolving sulphite pulp mill when it is using hog fuel as an energy source, the Company's pulp segment is in substantial compliance with the requirements of all applicable environmental legislation. In connection with such particulate emissions at the Port Alice Mill, a program has been approved by the Ministry of Water, Land and Air Protection to meet the prescribed limits. The program was completed as required in December, 2001, and testing is underway to determine the effectiveness of the program.

Under present legislation, all pulp mills in British Columbia must completely eliminate all discharges of adsorbable organic halogens ("AOX"), which are chlorinated organic compounds resulting from the bleaching process, by the end of the year 2002. A scientific panel appointed by the government has reviewed the submissions and literature on the AOX issue and, on March 18, 2002, submitted its report to the government. The panel did not find evidence that the present level of AOX discharges from the bleached kraft mills and the sulphite mill operating in British Columbia presents a risk to the ambient aquatic environment. The panel concluded that it found no indication that further reductions of AOX discharge levels were required beyond current discharge levels achieved by provincial kraft and sulphite mills. The Ministry of Water, Land and Air Protection will review the report before making recommendations for cabinet consideration. If the current legislation is not amended, the cost of acquiring the technology to eliminate all traces of AOX would be significant if not prohibitive for all chemical pulp mills in British Columbia.

The Contaminated Sites Regulation under the *Waste Management Act* (British Columbia) governs the remediation of any site found to be contaminated, meaning that it exceeds prescribed levels of certain classes of substances. The government appointed manager under the *Waste Management Act* can order an owner or operator of a site to undertake a preliminary or detailed investigation of a site if the manager reasonably suspects that the site is contaminated. If a site is found to be contaminated, any current or previous owner or user of the site may be required to remediate the site under government supervision. The Company cannot assess the magnitude of costs it may be required to incur in order to comply with this legislation if a site for which it is responsible is found to be contaminated.

A new dioxin and furan standard for power boilers burning salt laden hog fuel has been proposed by Environment Canada. A standard for existing boilers was set pending the acquisition of further test data and controlled studies of boiler operation. Recognizing the objective of virtual elimination as set out in the *Canadian Environmental Protection Act*, the mills have agreed to conduct additional testing to identify mechanisms of dioxin/furan formation and, where possible, identify measures to achieve virtual elimination. The Company is participating in a coastal pulp mill working group under the direction of Paprican with these objectives as the primary goal. Implementation of new standards could lead to higher compliance costs for the industry.

In both the solid wood and pulp segments, the Company performs environmental audits of operational sites and procedures with assistance from outside consultants specializing in environmental matters. The Company is also seeking or has obtained certification for its environmental and forest management practices from a number of organizations that have developed certification standards.

Forest certification is a worldwide initiative that provides independent third party assessments of sustainable forest management practices by forest products producers. It is voluntary and involves a systematic verification and assessment process against a set of principles and criteria. Certification provides recognition in the marketplace and addresses on-going environmental concerns customers have raised in both the U.S. and European markets. Many different types of forest certification are now becoming available including Forest Stewardship Council and Canadian Standards Association ("CSA") certification. The Company is pursuing certification under the CSA Sustainable Forest Management ("SFM") standard. The Company achieved ISO 14001 certification for all of its forestry operations in April, 2000. This certification forms a solid base for other certifications, particularly CSA. The Company's North Vancouver Island Region forestry operation achieved CSA SFM certification in 2001 and in early 2002 secured Chain of Custody (product labeling) certification for its Port Alice pulp mill and Duke Point, Silvertree and Chemainus value-added mills.

The Company's forestry operations have been active in supporting community based environmental programs to protect, enhance and restore salmonid habitats and fish stocks. As part of environmental restoration financed through Forest Renewal BC, the Company has spent more than $38 million to enhance watersheds and restore habitats affected by past logging and natural events.

First Nations Issues

First Nations groups have claimed aboriginal title or other rights in substantial portions of land in British Columbia including areas where the Company's timber tenures and operations are situated. The Supreme Court of Canada has held that First Nations groups have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors, however, such rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the fiduciary relationship between government and First Nations groups. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined. Traditional Use Studies are co-ordinated through the Ministry of Forests, Aboriginal Affairs Branch and are intended to collect, store, maintain and map sites traditionally used by First Nations.

To resolve outstanding claims, the governments of Canada and British Columbia instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. By March 22, 2002, treaty negotiations had been initiated with fifty-one British Columbia First Nations representing more than 70% of the First Nations population in the province including most of those who have claimed that their traditional territories are covered by Company timber tenures. The Company has had input into these negotiations through third party advisory committees. The provincial government collapsed these advisory committees at the end of March, 2002, indicating that input would be solicited through other avenues and, on April 2, 2002, the government commenced a referendum under the *Referendum Act* (British Columbia) to be conducted by mail-in ballot to be completed by May 15, 2002. The referendum asks provincial voters to consider and vote "yes" or "no" to the adoption by the provincial government of each of eight principles which, if more than 50 per cent of the ballots vote the same way on a question asked, will be adopted by the Government of British Columbia and guide its participation in treaty negotiations. The principles the public is asked to consider address issues involving land use, resources and compensation for the disruption of commercial activities as a result of settlements with First Nations. The Company cannot predict the results of the referendum or how the government will implement such principles.

Current provincial government policy requires that forest management and operating plans take into account and not infringe aboriginal rights and provide for consultation with First Nations groups. This policy is reflected in the terms of the Company's timber tenures which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if a court determines the forestry operation would interfere with aboriginal rights. First Nations groups have, at times, sought to restrict the provincial government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. Although the Company expects that the requirement to consult with First Nations and the process of obtaining operating authorizations, both of which are currently uncertain, will be made more predictable with the results of the referendum setting down principles to guide the government in its decision-making, the Company believes that the fostering of mutually beneficial business relationships with First Nations groups will continue to facilitate these consultations and processes. The Company continues to develop working relationships with many First Nations groups and has initiated several cooperative logging and forestry contracting businesses.

Capital Expenditures

The Company's capital expenditures in 2001 totalled $43.6 million, of which $0.7 million was expended in the pulp segment and $42.9 million was expended in the solid wood segment. Approximately $40.5 million of the solid wood capital expenditures was for logging roads, timber development and logging equipment.

The following table summarizes the capital expenditures of the Company's two business segments for each of the last five years:

	Five Years Ended December 31, 2001	Years Ended December 31, 2001	2000	1999	1998	1997
	(millions of dollars)					
Solid wood segment	$ 201.5	$ 42.9	$ 33.9	$ 33.3	$ 50.1	$ 41.3
Pulp segment	46.8	0.7	8.4	1.9	19.5	16.3
	$ 248.3	$ 43.6	$ 42.3	$ 35.2	$ 69.6	$ 57.6

Softwood Lumber Dispute

On March 31, 2001, the Softwood Lumber Agreement between Canada and the U.S. expired without replacement measures in place. On April 2, 2001, petitions for the imposition of anti-dumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (the "USDOC") and the U.S. International Trade Commission (the "USITC"), by certain U.S. industry and trade groups. In response to the petitions, the USITC conducted a preliminary injury investigation and on May 16, 2001, determined there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

On August 9, 2001, the USDOC issued its preliminary determination on the countervailing duty and imposed a duty of 19.31% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. after August 16, 2001. On October 31, 2001, the USDOC issued its preliminary determination on the anti-dumping duty and imposed anti-dumping rates on six specific companies ranging from 5.94% to 19.24% and with an average rate on all other companies, including the Company, of 12.58% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. after November 5, 2001. On December 15, 2001 the preliminary countervailing duty expired due to a limitation period for application of preliminary countervailing duties.

On March 22, 2002, the USDOC made an affirmative final determination in its investigation and set a final countervailing duty rate of 19.34%. On April 25, 2002, the countervailing duty rate was revised to 18.79%. Final anti-dumping rates on the six specific companies reviewed ranged from 2.26% to 15.83% and on April 25, 2002 were revised to

2.18% to 12.44%. The average rate on all other companies, including the Company, was set at 8.43%. On May 2, 2002, the USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of the USITC's determination, the USDOC will issue countervailing and anti-dumping orders which are expected to take effect on May 23, 2002. As at the date hereof, no determination has yet been made with respect to whether deposits collected or bonds posted on shipments to date from Canadian softwood lumber producers will be released to them. Companies must start posting cash payments when the USDOC issues its final orders. These duties will reduce profit margins and may lead to downtime and mill closures, especially during market downturns.

Canada has legally challenged the U.S. measures before the World Trade Organization. Preliminary hearings have recently been held and final determinations are expected in late summer, 2002. Canada has also challenged the U.S. measures under the bi-national dispute settlement mechanism of the North American Free Trade Agreement with a final report expected in early 2003.

For accounting purposes, the Company has accrued $9.1 million for the period from August 17 to December 31, 2001 representing the preliminary countervailing duty rate determined by the USDOC of 19.31% and has accrued $3.3 million for the period from November6, 2001 to December 31, 2001 representing the preliminary anti-dumping rate determined by the USDOC of 12.58%.

On March 28, 2002, in response to the impasse in softwood lumber negotiations with the U.S., the Minister of Forests announced the launch of a Provincial Forest Marketing Campaign. The province committed to spending $20 million on forest sector diversification and international marketing. This global marketing plan will provide information to U.S. consumers regarding British Columbian forestry products and how the countervailing duties and anti-dumping rates could effect them, and will explore potential new market opportunities in China, South-East Asia and other countries. A Product Development and International Advisory Board was established to advise the Minister of Forests on the allocation of the funds. The Advisory Board is comprised of members drawn from the public and private sectors and includes the chief forester of WFPL.

Human Resources

The Company employs approximately 2,700 people. The majority of the Company's hourly paid workers in its solid wood segment are represented by the Industrial, Wood & Allied Workers of Canada (the "IWA"). The Company is a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British Columbia in their negotiations with the IWA. In 2000, a new three-year labour agreement was signed with the IWA.

The majority of the Company's hourly workers in the pulp segment are represented by either the Communications, Energy and Paperworkers Union of Canada or the Pulp, Paper and Woodworkers Union of Canada. In 1998, the Company signed five-year collective agreements with both unions which expire in April, 2003 and provide for a 365 day production schedule and flexible work practices.

Research and Development

The Company has in-house laboratories and testing facilities for its pulp segment and also uses the services and technical expertise of independent laboratories. Research and development in the solid wood segment is conducted primarily by the Company's employees at the Company's Saanich Forestry Centre (the "Centre") on Vancouver Island and at its Port McNeill forest operations. The Centre is located north of Victoria, British Columbia and was founded in 1964. The Centre comprises nine seed orchards, a state-of-the-art nursery with an annual capacity of approximately 3.8 million seedlings, a forest research centre and a laboratory that provides technical support to maintain seed and seedling quality. The Centre provides the Company with the ability to select and breed superior trees to improve the quality of timber produced and the annual yield of fibre. The Centre's seed orchards occupy 15 hectares and consist of Douglas fir, western hemlock, western red cedar, yellow cedar and Sitka spruce. The nursery supplies the Company's requirements for most species of seedlings. Additional research and development for the Company's solid wood segment is contracted out. The Company spent approximately $0.9 million and $0.7 million in 2001 and 2000, respectively, on research and development.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Five Year Summary

The following table is a summary of selected financial information concerning the Company for each of the last five years:

	Years Ended December 31,				
	2001	2000(1)	1999(1)	1998(1)	1997(1)
	(thousands of dollars except per share amounts)				
Operating results					
Sales	$ 769,977	$ 955,404	$ 873,636	$ 779,241	$ 736,734
Operating earnings (loss) before interest expense	(347,107)	81,239	26,048	(7,082)	75,083
Interest expense	173,362	142,834	42,589	144,419	89,322
Operating (loss) earnings	(520,469)	(61,595)	(16,541)	(151,501)	(14,239)
Other income (expense)	14,399	3,787	(1,966)	(2,510)	811
Net loss	(412,854)	(39,750)	(21,828)	(96,711)	(13,643)
Financial position					
Working capital	232,161	395,057	378,347	222,385	283,509
Total assets	974,532	1,473,534	1,504,695	1,414,755	1,468,764
Long-term debt	1,071,954	1,050,400	1,024,743	884,257	787,188
Shareholders' equity					
Preferred shareholders (2)	64,076	64,076	64,076	64,076	64,076
Equity shareholders (3)	(334,940)	107,914	137,099	162,300	262,856
Net loss per Equity Share (4)					
Basic	(9.82)	(1.04)	(0.61)	(2.37)	(0.43)
Fully diluted	(9.82)	(1.04)	(0.61)	(2.37)	(0.43)
Dividends per Equity Share					
Cash	—	—	—	—	—

(1) Certain prior period financial information has been restated to conform to the current period presentation and to retroactively adopt the new recommendations of the CICA relating to foreign currency translation on gains and losses on long-term monetary items.
(2) Includes $48,233,000 for the Company's Class A Preferred Shares, Series 3, which were all converted into Non-Voting Shares on February 28, 1997.
(3) Before accrued dividends on preferred shares.
(4) After giving retroactive effect to stock dividends and after provision for dividends on preferred shares, where applicable.

Quarterly Financial Information

The following table is a summary of selected quarterly financial information concerning the Company for each of the last eight quarters to December 31, 2001:

	2001				2000 [1]			
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
	(thousands of dollars except per share amounts)							
Sales	$ 161,176	$ 174,116	$ 214,823	$ 219,862	$ 228,400	$ 230,657	$ 245,068	$ 251,279
Costs and expenses [2]	478,134	190,055	223,329	225,566	213,360	225,051	210,840	224,914
Operating earnings (loss) before interest expense	(316,958)	(15,939)	(8,506)	(5,704)	15,040	5,606	34,228	26,365
Interest expense	38,302	70,802	(16,790)	81,048	23,650	42,141	48,018	29,025
Operating income (loss)	(355,260)	(86,741)	8,284	(86,752)	(8,610)	(36,535)	(13,790)	(2,660)
Other income (expense)	(2,530)	88	(308)	17,149	5,680	(926)	(883)	(84)
Income (loss) before income taxes	(357,790)	(86,653)	7,976	(69,603)	(2,930)	(37,461)	(14,673)	(2,744)
Income tax expense (recovery)	(35,143)	(36,309)	2,700	(24,464)	(289)	(13,371)	(4,428)	31
Net income (loss)	$ (322,647)	$ (50,344)	$ 5,276	$ (45,139)	$ (2,641)	$ (24,090)	$ (10,245)	$ (2,775)
Provision for preferred dividends	$ 1,115	$ 1,148	$ 1,132	$ 1,119	$ 1,129	$ 1,108	$ 1,072	$ 1,045
Net loss per Equity Share:								
Basic	$ (7.62)	$ (1.21)	$ 0.10	$ (1.09)	$ (0.09)	$ (0.59)	$ (0.27)	$ (0.09)
Fully diluted	$ (7.62)	$ (1.21)	$ 0.10	$ (1.09)	$ (0.09)	$ (0.59)	$ (0.27)	$ (0.09)

(1) Certain prior period financial information has been restated to conform to the current period presentation and to retroactively adopt the new recommendations of the CICA relating to foreign currency translation on gains and losses on long-term monetary items.

(2) Including amortization of property, plant and equipment and write-down of capital assets and restructuring costs.

CREDIT FACILITIES

In March, 1994, the Company issued the 1994 Notes, which have no principal payments or sinking fund requirements until they mature in 2004. In November, 1997, the Company issued the 1997 Notes, which have no principal payments or sinking fund requirements until they mature in 2007.

In June, 1999, the Company issued the 1999 Notes, which have no principal payments or sinking fund requirements until they mature in 2004. The proceeds from the issuance of the 1999 Notes were used to repay debt under the Company's bank credit facilities, to fund working capital and for other general corporate purposes. The 1999 Notes are secured by a first priority lien upon a portion of the Company's timber tenures which have an AAC of approximately 4.0 million cubic metres, eight of its sawmills, its Squamish pulp mill and its value-added lumber remanufacturing plant, but not by its receivables or inventories.

In 2001, the Company established a revolving credit facility secured by receivables and inventory. The size of this asset-backed facility was determined by the level of outstanding receivables, but could not exceed $65 million.

In March, 2002, the Company replaced the revolving credit facility established in 2001 with a new secured revolving operating credit facility of up to $65 million which has an initial term of three years and allows for borrowing against receivables and inventory.

The Company may be dependent upon its credit facility to continue operations. Without advances under its existing credit facility, the Company may not have sufficient funds to continue its operations. There can be no assurance that the Company will have sufficient funds to continue operations in the future or that the Company will be successful in returning its operations to profitability. The Company may need to obtain additional financing in the future and there can be no assurance that it will be successful in obtaining such financing or that such financing will be on terms satisfactory to it.

DIVIDENDS

The payment of dividends on the Equity Shares is at the discretion of the Board and depends on the financial condition of the Company, the need to finance capital expenditures, financial covenants in credit agreements and other factors the Board may consider appropriate. The quarterly cash dividends on the Equity Shares were suspended in the third quarter of 1996 by the Board in order to preserve cash.

The following table shows the dividends paid per share by the Company in each of the last five years:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Class A Preferred Shares, Series 3 [(1)]	$ —	$ —	$ —	$ —	$1.48
Class A Preferred Shares, Series 4	—	—	—	3.00	3.00
Class A Common Shares	—	—	—	—	—
Non-Voting Shares	—	—	—	—	—

(1) Converted into Non-Voting Shares on February 28, 1997.

The Company's Class A Preferred Shares are entitled to dividends in priority to the payment of dividends on the other classes of shares. As of December 31, 2001, the Class A Preferred Shares, Series 4 (the "Series 4 Shares") were outstanding and entitled to cumulative variable dividends. The dividend rate on the Series 4 Shares is 6% or $3.8 million per annum until January 31, 2004. Thereafter, the dividend rate will be the greater of: (i) 6%; and (ii) one-half of bank prime rate plus 1%. The Company has deferred dividend payments on the Series 4 Shares since December, 1998. The Class A Preferred Shares, Series 3 were all converted into Non-Voting Shares in February, 1997.

The trust indentures between the Company and the trustees for the 1994 Notes, the 1997 Notes and the 1999 Notes (the "Indentures"), respectively, contain covenants limiting certain Restricted Payments (as defined in the Indentures), including the payment of dividends on Equity Shares (other than stock dividends). The Indentures provide, among other things, that the Company will not make a Restricted Payment unless: (i) no default has occurred and is continuing; (ii) the Company meets the fixed charge coverage ratios in the Indentures; and (iii) such Restricted Payment along with all other Restricted Payments is less than the aggregate amount of Restricted Payments permitted pursuant to a ratio as set forth in the Indentures.

DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held within the Company and principal occupations of the directors and officers of the Company are as follows:

Name and Address	Principal Occupations in the Last 5 Years	Director Since
H.S. DOMAN, Duncan, B.C.	Chairman of the Board of the Company; formerly President and Chief Executive Officer of the Company (1)	1955-99, 2000
JASPAUL H. DOMAN, Cowichan Valley Regional District, B.C.	President and Chief Executive Officer of the Company; formerly Manager, North American Lumber Sales of the Company (2)	1988
JOSEPH R. FRUMENTO (3)(4), North Cowichan, B.C.	Consultant (5)	1974
CHESTER A. JOHNSON(3)(4)(6), Garibaldi Highlands, B.C.	Corporate Director; formerly Chairman of the Board of the Vancouver International Airport Authority	1982-85, 1990
JACOB BROUWER(3)(4)(6), West Vancouver, B.C.	Chairman of Brouwer Claims Canada & Co. Ltd.	1985
FRANCIS DUNLEAVY(6), New York, New York	Senior Managing Director of Bear, Stearns & Co. Inc.	2001
HARRY MERLO(6), Portland, Oregon	Chairman of Merlo Corporation	2001
ROGER STANYER, Duncan, B.C.	Consultant; formerly Chairman and Chief Executive Officer of Forest Renewal BC	2001
PHILIP G. HOSIER, Vancouver, B.C.	Vice-President, Finance and Secretary of the Company; Chief Financial Officer of WFPL	N/A
RAMESH V. MANIAR, Vancouver, B.C.	Treasurer of the Company	N/A

(1) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board of the Company in February, 2001.
(2) Jaspaul H. Doman was appointed President and Chief Executive Officer in February, 2001.
(3) Member of the Audit Committee.
(4) Member of the Environmental, Risk and Public Policy Committee.
(5) Joseph R. Frumento was President of the Company from October, 1999 until June, 2000.
(6) Member of the Governance and Compensation Committee.

As at December 31, 2001, less than 1% of the Class A Common Shares of the Company were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers of the Company as a group, excluding H.S. Doman. H.S. Doman, beneficially owned, directly or indirectly, approximately 71% of the Class A Common Shares of the Company as at December 31, 2001 and was, as at that date, the Chairman of the Board of the Company, WFPL and Western Pulp Inc.

Each director is elected to hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with either the Articles of the Company or the provisions of the relevant corporate legislation. The Company does not have an executive committee of directors.

MARKET FOR SECURITIES

The Equity Shares are listed for trading on The Toronto Stock Exchange.

	Stock Symbol
Class A Common Shares	DOM.A
Non-Voting Shares	DOM.B

The Non-Voting Shares have "coat-tail" provisions attached to them as set out in Part 25 of the Articles of the Company. Under the "coat-tail" provisions, each Non-Voting Share will be deemed to be a Class A Common Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of Class A Common Shares. The deemed conversion will not occur, however, if, in general terms: (i) less than 50% of the outstanding Class A Common Shares are tendered in acceptance of the Offer; or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Common Shares on their behalf, hold at least 20% of the outstanding Class A Common Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Non-Voting Shares. While these "coat-tail" provisions are designed to provide the holders of the Non-Voting Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coat-tail" provisions becoming operative by their terms.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2001 and 2000 should be read in conjunction with the Annual Information Form and the consolidated financial statements and related notes thereto included in the Company's Annual Statutory Report for each year, respectively. In the following discussion and analysis, "EBITDA" refers to operating earnings (losses) before interest, income and capital taxes, depreciation, amortization and other non-operating income and expenses. The Company has included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by generally accepted accounting principles and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

Summary of Operating Results

The following table sets forth selected operating results for the Company for each of the last two years:

	Years Ended December 31,	
	2001	2000[1]
Sales volumes		
— lumber, millions of board feet	674	680
— logs, thousands of cubic metres	1,064	832
— wood chips, thousands of units	271	323
— pulp, thousands of ADMT	301	415
	(millions of dollars)	
Sales		
— lumber	$ 354.7	$ 417.9
— logs	156.5	126.4
— by-products	20.8	29.6
Solid wood segment	532.0	573.9
Pulp segment	238.0	381.5
Consolidated	$ 770.0	$ 955.4
EBITDA		
Solid wood segment	$ 36.7	$ 99.9
Pulp segment	(19.2)	71.2
General corporate	(5.7)	(4.3)
Consolidated	$ 11.8	$ 166.8
Amortization of property, plant and equipment		
Solid wood segment	$ 42.2	$ 50.2
Pulp segment	25.0	35.4
Consolidated	$ 67.2	$ 85.6
EBIT		
Solid wood segment	$ (5.5)	$ 49.7
Pulp segment	(44.2)	35.8
General corporate	(5.7)	(4.3)
	(55.4)	81.2
Write-down of capital assets	(291.7)	-
Consolidated	$(347.1)	$ 81.2
Capital expenditures		
Solid wood segment	$ 42.9	$ 33.9
Pulp segment	0.7	8.4
Consolidated	$ 43.6	$ 42.3

(1) Certain financial information has been restated to conform to the current period presentation and to retroactively adopt the new recommendations of the CICA relating to foreign currency translation on gains and losses on long-term monetary items.

General

The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the U.S., Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

Demand for the Company's lumber products is significantly driven by the level of U.S. housing starts, and indirectly is a function of the health of the U.S. economy and mortgage borrowing rates. The supply of lumber to the U.S. is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, recently, the countervailing duties and anti-dumping rates imposed by the U.S. upon Canadian producers of softwood lumber exports to the U.S. The Company, as a result, is unable to maintain significant lumber shipments to the U.S. without incurring significant costs. Three of the Company's nine sawmills produce lumber targeted for the Japanese market. As a result of the foregoing, and the ability of U.S. lumber producers to shift production between markets, the condition of the Japanese economy also has significant impact on the demand for the Company's lumber products.

The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for NBSK pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply. The expansion of hardwood pulp production in recent years and the implementation of new paper making technologies have made the partial substitution of hardwood pulp for NBSK pulp a feasible alternative for certain products. Due to its more limited supply, broader industrial uses and higher production costs, dissolving sulphite pulp prices have historically been both higher and more stable than NBSK pulp prices.

Overview

The Company's operations for 2001 were adversely affected by low pulp and lumber commodity prices and low product demand due to an overall decline in economic conditions. As a result, the Company curtailed operations during the year in order to manage inventory levels and minimize cash expenditures. In addition, lumber and pulp production decreased markedly due primarily to the solid wood and pulp operations taking significant downtime during 2001. The Company recorded a net loss of $412.9 million in 2001 compared to a net loss of $39.8 million in 2000. Earnings before interest, amortization, capital asset write-downs and restructuring costs was $11.9 million compared to $166.8 million in 2000. The 2001 results include a pre-tax write-down of capital assets and restructuring costs of $291.7 million and a pre-tax provision of $12.4 million to account for the potential application of the preliminary countervailing and anti-dumping duties imposed by the USDOC on the value of shipments of softwood lumber to the United States.

Adoption of New Accounting Standard

The Company adopted the Canadian Institute of Charted Accountants' new standard for foreign currency translation of long-term debt in the fourth quarter and restated prior quarter and prior year results to give effect to the new accounting standard. The new standard requires that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred, whereas the previous standard required that unrealized foreign exchange gains or losses on long-term debt be amortized to earnings over the remaining life of the long-term debt.

Strategic Options

The Company is currently reviewing its strategic options with regard to the future direction of its business. In connection with reviewing its strategic options, the Company has assessed, and will continue to assess, its business strategies, whether it should dispose of or discontinue various businesses or assets, further reduce its level of business activity or make other significant changes to its operations or otherwise. Any decision may result in the recording of additional charges, such as facilities reduction costs, asset write-downs and contractual settlements.

Write-down of Capital Assets

During the past year, the Company reviewed the carrying value of its capital assets, including its pulp mills' assets, and determined that, based on economic conditions and operating plans, carrying values should be written-down. As a result, as at December 31, 2001, the Company recorded a charge of $291.7 million to write-down capital assets to their estimated net recoverable amounts and provide for restructuring costs.

Results of Operations - 2001 versus 2000

In 2001, the Company's sales decreased by approximately 19% to $770.0 million from $955.4 million in 2000 primarily as a result of a reduction in sales in both the solid wood and pulp segments.

Sales for the solid wood segment decreased by approximately 7% to $532.0 million in 2001 from $573.9 million in 2000, primarily as a result of a decrease in lumber sales of approximately 15% to $354.7 million in 2001 from $417.9 million in 2000 which was, in turn, mainly as a result of reduced net selling prices. The United States market in 2001 was impacted by the weakened economy, the tragic events of September 11, 2001 and duties on softwood lumber. The Japanese market remained weak reflecting the continuing economic problems in that region.

Log sales in 2001 increased to $156.5 million from $126.4 million in 2000 as a result of reduced sawmill production and inventory reduction measures. By-product sales in 2001 decreased to $20.8 million from $29.6 million in 2000 as a result of lower prices for chips, which are tied to the price of pulp, as well as lower sales volumes.

Sales for the pulp segment decreased to $238.0 million in 2001 from $381.5 million in 2000 as a result of significantly lower pulp prices and the production curtailments taken at both mills to meet reduced market demand. List prices for NBSK declined by U.S.$260 per ADMT or 37% between January and August of 2001. Pulp inventories held by North American and Scandinavian ("Norscan") pulp producers declined from over 2 million tonnes at the beginning of the year to 1.7 million tonnes by year end, still not low enough to lift prices. Returns for dissolving pulp sales fell by 14% mainly as a result of large price declines for the lower alpha grades. Specialty grade prices were relatively stable.

Total costs and expenses in 2001 decreased to $758.1 million from $788.6 million in 2000, primarily as a result of decreased sales. Costs and expenses in the solid wood segment increased to $495.3 million in 2001 from $474.0 million in 2000 reflecting the increased downtime costs in both the lumber and logging operations of the Company. Lumber production of 554 mmfbm in 2001 was 28% lower than the production in 2000 and log production of 3,081 km^3 was 10% lower than in 2000. In the pulp segment, costs and expenses in 2001 decreased to $257.2 million from $310.3 million in 2000 as a result of decreased sales.

Amortization of capital assets decreased to $67.2 million in 2001 from $85.6 million in 2000 reflecting reduced operating levels in the pulpmills which accounted for $10.4 million of the decrease in the amortization of capital assets and lower log and lumber production which accounted for $8.0 million of the decrease in the amortization of capital assets.

Interest expense increased to $173.4 million in 2001 from $142.8 million in 2000, primarily as a result of currency translation losses arising out of translating the Company's U.S. dollar denominated debt. The cash component of interest expense was $100.9 million in 2001 compared to $96.7 million in 2000.

Other income increased to $14.4 million in 2001 from $3.8 million in 2000 primarily as a result of gains on the buy-back of senior notes which totalled $18.3 million in 2001 compared to $6.5 million in 2000.

The income tax recovery of $93.2 million in 2001 was limited by a valuation allowance that is more fully described in the notes to the audited consolidated financial statements.

Liquidity and Capital Resources

The Company's principal sources of liquidity are cash on hand, the unused portion of its credit facility, cash flow generated from operations and working capital. At December 31, 2001, the Company had cash and cash equivalents of $46.3 million, compared to $73.0 million at the end of 2000. As a result of the reduction in trade receivables at December 31, 2001, the size of its credit facility was reduced to $41.0 million of which $1.3 million had been drawn down.

Working capital used in operations was $104.4 million in 2001, compared to working capital provided by operations of $64.1 million in 2000. After the change in non-cash working capital items, funds provided by operating activities totalled $30.5 million in 2001 compared to $27.0 million in 2000.

Financing activities, representing primarily the buy-back of senior notes, used cash of $24.1 million in 2001, compared to $7.9 million in 2000.

Investing activities used cash of $33.2 million in 2001, compared to $39.5 million in 2000. Capital expenditures on property plant and equipment aggregated $43.6 million in 2001, compared to $42.3 million in 2000. Approximately $40.5 million of the capital expenditures in 2001 was for the construction of logging roads, timber development and logging equipment. The Company expects capital expenditures in 2002 to be approximately $41 million. Proceeds from the sale of non-core surplus assets was $11.0 million in 2001 compared to $2.4 million in 2000.

As a result of the significant downturn in the softwood lumber industry and the uncertainty surrounding the impact of the softwood lumber dispute with the United States, the Company's financial condition has been materially adversely affected. The significant amount of debt which the Company has incurred has hindered its ability to raise further funds and the Company will have to use a significant portion of its cash flow from operations for debt service. The Company may be dependent upon its credit facility to continue operations. Although the Company has a credit facility in place, there can be no assurance that it will have sufficient funds to continue operations in the future or that it will be successful in returning to profitability. The Company may need to obtain further financing in the future and there can be no assurance that it will be successful in obtaining such financing or that such financing will be on terms satisfactory to it.

Going Concern

The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent upon the Company's ability to reduce its long-term debt balances and related interest costs through asset sales and long-term debt restructuring programs. The Company's ability to pay the principal of, and interest on the Company's debt obligations will depend on its future performance. To a significant extent, the Company's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including improved lumber and pulp prices and the settlement of the softwood lumber dispute on reasonable terms, all of which are beyond the Company's control. There can be no assurance that the Company's business will generate cash flow from operations sufficient to pay the Company's principal and interest on its indebtedness, fund the Company's other liquidity needs or permit the Company to refinance its indebtedness.

If the Company has difficulty servicing it's debt, the Company may be forced to reduce or delay capital expenditures, seek additional financing, sell assets, restructure or refinance the Company's debt, seek equity capital or forego business opportunities. The Company might not be able to implement any of these strategies on satisfactory terms, if at all. The Company's inability to generate sufficient cash flow or refinance its indebtedness would have a material adverse effect on the Company's financial condition, results of operations and ability to satisfy the Company's obligations.

Other effects of a high level of debt include making the Company more vulnerable to economic downturns and adverse developments in its business due to a high debt level, arduous or restrictive terms and conditions, or lower than expected cash flows and the possibility that the Company's less leveraged competitors could have a competitive advantage over the Company.

Uncertainty as to Success of Company's Activities

Under the Company's strategies, it has implemented a number of initiatives. However, the Company's strategies, including production curtailments, may not be sufficient to meet the changes in industry and market conditions, and such conditions may continue to deteriorate or last longer than expected. In addition, the Company may not be able to successfully implement its strategies and may be required to refine, expand or extend such strategies. Furthermore, production curtailments may impair the Company's ability to realize current or future business objectives. Lastly, costs actually incurred in connection with these initiatives may be higher than the estimated costs of such actions and/or may not lead to the anticipated cost savings. As a result, such initiatives may not result in the Company's return to profitability.

Variable Operating Results and Product Pricing

The Company's financial performance is principally dependent on the prices the Company receives for its products. Prices for the Company's products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. No assurance can be given as to the timing and extent of any price improvements.

The Company's financial performance is also dependent on the rate at which the Company utilizes its production capacity. When capacity utilization is reduced in response to weak demand for the Company's products, the Company's cost per unit of production increases, and the Company's profitability decreases.

The markets for the Company's products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, periods of insufficient demand due to weak general economic activity or other causes, and inventory destocking by customers.

Demand for the Company's products is influenced to a significant degree by the global level of economic activity. Additionally, even though the Company's costs may increase, the Company's customers may not accept price increases for the Company's products. The Company is not able to predict with certainty market conditions and prices for the

Company's products. The Company's future financial condition and results of operations will depend primarily upon the prices the Company receives for lumber and pulp, and a deterioration in prices of or demand for the Company's products could have a material adverse effect on the Company's financial condition, results of operations and ability to satisfy the Company's debt obligations.

Consolidation of Industry

The forest industry has experienced consolidation and rationalization of industry participants and such trend is expected to continue. There have been adverse changes in the public and private equity and debt markets for forest industry participants which have affected their ability to obtain financing or to fund capital expenditures. Some operators have experienced financial difficulty and have filed, or may file, for bankruptcy protection or may be acquired by other operators. Other operators may merge.

Cyclical Nature of Business; Competitive Position

The Company competes at both a domestic and international level with a large number of forest products firms, ranging from very large integrated firms to smaller specialty firms. Many of these competitors have substantially greater financial and operating resources than the Company. The Company also competes indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. The markets for pulp and lumber are highly competitive and sensitive to cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy have a significant impact on the Company's selling prices and overall profitability. The Company's competitive position is influenced by the availability, quality and cost of fibre, energy and labour, and its plant efficiencies and productivity in relation to its competitors.

The following table illustrates the effect of changes in selling prices for pulp and lumber on the Company's net earnings, based on 2001 and 2000 sales, respectively:

	Years Ended December 31,	
	2001	2000
	(thousands of dollars except per share amounts)	
Pulp — $50 per ADMT change	$ 9,237	$ 12,723
Per share	0.22	0.30
Lumber — $10 per thousand board feet change	4,134	4,176
Per share	0.10	0.10

Foreign Currencies

Since a significant amount of the Company's sales are conducted in international markets, its financial results are subject to foreign currency rate fluctuations. In particular, all of the Company's pulp sales are made in U.S. dollars, as are its lumber sales to the U.S. As a result, a significant amount of the Company's sales revenue is denominated in U.S. dollars, while a large proportion of its costs are in Canadian dollars. U.S. dollar based sales, expressed in Canadian dollars, were $563.9 million in 2001 and $748.3 million in 2000, representing 73% and 78% of total sales, respectively. The value of the Canadian dollar per U.S.$1.00 in 2001 and 2000 averaged $1.5436 and $1.4805, respectively.

The following table illustrates the effect of changes in currency exchange rates on the Company's net earnings, based on 2001 and 2000 sales, respectively:

	Years Ended December 31,	
	2001	2000
	(thousands of dollars except per share amounts)	
1% change in the U.S. dollar	$ 3,630	$ 4,593
Per share	0.09	0.11

All of the Company's long-term debt of U.S.$673 million at December 31, 2001, is denominated in U.S. dollars. A 1% change in the U.S. dollar in respect of the Company's current U.S. dollar borrowings has an effect on its net earnings of approximately $0.16 per share.

The Company has in the past used forward foreign currency contracts to manage foreign currency exposure, as well as for speculative purposes. Currently, the Company does not have any forward foreign currency contracts outstanding.

The Company translates its monetary assets and liabilities into Canadian dollars at the year-end exchange rate. Effective January 1, 2001 the Company changed its accounting policy to recognize all unrealized foreign exchange gains and losses on translation of long-term debt in the year they arise. Prior to this change, such gains and losses were deferred and amortized over the term of the debt.

Other Matters

The Company's principal products are sold in international markets. As a result, economic conditions in the U.S., Japan and Europe, the strength of the housing markets in the U.S., the sensitivity of the Japanese market to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on the operations and results of the Company. Other factors which may affect the Company's operations and results are common to forestry companies in North America and particularly those in British Columbia, and are discussed below.

Exports of Canadian Lumber to the U.S.

On March 31, 2001 the Softwood Lumber Agreement between Canada and the U.S. expired without replacement measures in place. On April 2, 2001, petitions for the imposition of anti-dumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by the petitioners. In response to the petitions, the USITC conducted a preliminary injury investigation and on May 16, 2001, determined there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

On August 9, 2001, the USDOC issued its preliminary determination on the countervailing duty and imposed a duty of 19.31% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. after August 16, 2001. On October 31, 2001, the USDOC issued its preliminary determination on the anti-dumping duty and imposed anti-dumping rates on six specific companies ranging from 5.94% to 19.24% and with an average rate on all other companies, including the Company, of 12.58% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. after November 5, 2001. On December 15, 2001 the preliminary countervailing duty expired due to a limitation period for application of preliminary countervailing duties.

On March 22, 2002, the USDOC made an affirmative final determination in its investigation and set a final countervailing duty rate of 19.34%. On April 25, 2002, the countervailing duty rate was revised to 18.79%. Final anti-dumping rates on the six specific companies reviewed ranged from 2.26% to 15.83% and on April 25, 2002 were revised to 2.18% to 12.44%. The average rate on all other companies, including the Company, was set at 8.43%. On May 2, 2002, the USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of the USITC's determination, the USDOC will issue countervailing and anti-dumping orders which are expected to take effect on May 23, 2002. As at the date hereof, no determination has yet been made with respect to whether deposits collected or bonds posted on shipments to date from Canadian softwood lumber producers will be released to them. Companies must start posting cash payments when the USDOC issues its final orders. These duties will reduce profit margins and may lead to downtime and mill closures, especially during market downturns.

Canada has legally challenged the U.S. measures before the World Trade Organization. Preliminary hearings have recently been held and final determinations are expected in late summer, 2002. Canada has also challenged the U.S. measures under the bi-national dispute settlement mechanism of the North American Free Trade Agreement with a final report expected in early 2003.

Timber Harvesting and Fibre Supply

The provincial government's target of doubling the protected land base from 6% to 12% was met in the year 2000. The process resulted in reductions to the commercial forest land base. Approximately 75% of the Company's AACs have now been reviewed under the Province's park review procedures. The review of the Company's remaining tenures in the Queen Charlotte Islands and Central Coast regions is expected to be completed by 2003. In April, 2001, the provincial government announced an interim land use decision in the Central Coast region that affected approximately 125,000 cubic metres (3%) of the Company's AAC. Further impacts on the AAC are expected in 2003.

The provincial government brought the Code into force in 1995 and it became fully effective in mid-1997. The Code consolidates a wide array of existing legislation, regulations and guidelines and provides a uniform set of rules whose objectives are to better secure the long-term sustainability of the forest industry. The Code has had a significant impact on harvesting practices and has increased the timber harvesting and silviculture costs of all companies in the forest industry in British Columbia. As a result of problems with, and higher than anticipated costs from, implementing the Code, the provincial government announced a major re-write of the Code to be effective in March, 2003 following public and industry consultation. The objective of the new code will be focused on results, rather than process-based.

The current stumpage system does not recognize the changes in operating costs associated with the Code. On October 1, 2000 the government introduced, on a pilot basis, the MPS for hemlock dominated cutting areas in many Company tenures. The MPS was extended through 2001 and 2002. This market sensitive stumpage system has had a positive effect in reducing stumpage costs. The Company's stumpage costs per cubic metre of logs produced were approximately $18 in 2001 compared to $25 in 2000.

Until 1995, on those lands held under TLs, a royalty was payable when the timber was harvested. In 1995, the British Columbia government eliminated royalties for TLs and replaced them with stumpage, which increased to 100% of regular stumpage in 2001. Certain forestry companies commenced court actions against the British Columbia government claiming substantial damages as a result of this change in the calculation of royalty fees. In December, 1999, the court ruled against the British Columbia government in an action to dismiss the damage claims. In March, 2000, the Company also commenced a court action against the British Columbia government to recover damages resulting from the change in the calculation of rates. It is anticipated that the case will proceed to trial in 2003. As at December 31, 2001, the Company estimates it has paid additional expenses of $60 million on its TLs as a result of this policy change.

Environment

The various operations of the Company are subject to a wide variety of environmental legislation and regulations. The Company believes that it generally complies with the various environmental laws.

Under present legislation, all pulp mills in British Columbia must completely eliminate all discharges of AOX, which are chlorinated organic compounds resulting from the bleaching process, by the end of the year 2002. In December 2001, the government appointed a scientific panel to review this legislation. The panel has finished reviewing the submissions and literature on the AOX issue and, on March 18, 2002, submitted its report to the government. The panel did not find evidence that the present level of AOX discharges from the bleached kraft mills and the sulphite mill operating in British Columbia presents a risk to the ambient aquatic environment. The panel concluded that it found no indication that further reductions of AOX discharge levels were required beyond current discharge levels achieved by provincial kraft and sulphite mills. The Ministry of Water, Land and Air Protection will review the report before making recommendations for cabinet consideration. If the current legislation is not amended, the cost of acquiring the technology to eliminate all traces of AOX would be significant if not prohibitive for all chemical pulp mills in British Columbia.

Forestry Campaigns

The Company is committed to ensuring that its forestry operations meet the most accepted international environmental standards and is working with customers to assist them in making informed, environmentally responsible purchasing decisions. The Company was also active in discussions with local and international environmental organizations that resulted in a formal agreement in April, 2001 that effectively ended the market campaign in return for commitments related to ecosystem based forest management and additional protected areas in the Central Coast region.

First Nations Land Claims

First Nations groups in British Columbia have made claims of ownership or interests in substantial portions of land in the Province and are seeking compensation from the government with respect to these claims. To address these claims, the governments of Canada and British Columbia instituted a tripartite negotiation process under the administration of a treaty commission. A British Columbia Treaty Commission was established to oversee the treaty negotiation process. Any settlements that may result from the tripartite negotiation process may involve a combination of cash and resources and grants of conditional rights to gather food on public lands and some rights of self-government. The effect of any treaties on timber tenure rights, including timber tenures of the Company, cannot be estimated at this time.

In December, 1997, the Supreme Court of Canada held that the First Nations groups have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. The Court's decision did not apply to any particular lands and was stated in general terms. The Court held that aboriginal rights and title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the fiduciary relationship between government and First Nations groups. It is not possible to determine how the general principles enunciated by the Court will be applied until subsequent decisions provide clarification. In addition, the effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been determined. The Company expects that consultations with First Nations groups and the process of obtaining operating authorizations from the government may be affected by the uncertainties created by the decision of the Supreme Court of Canada and resulting increased demands from First Nations groups. However, the Company believes that the fostering of mutually beneficial business relationships with First Nations groups will facilitate these consultations and processes.

Treaty negotiations have been initiated with most First Nations whose traditional territories are covered by Company forest tenures. The Company has had input into these negotiations through third party advisory committees. The provincial government collapsed these advisory committees at the end of March, 2002, indicating that input would be solicited through other avenues.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements which constitute forward-looking statements within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. Those statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels, export quotas and future operating performance of the Company. Such statements may be indicated by words such as "estimate", "expect", "intend", "the Company believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, including general economic and business conditions, changes in government regulation, fluctuations in demand and supply for the Company's products, industry production levels, the ability of the Company to execute its business plan and misjudgments in the course of preparing forward-looking statements. The accompanying information contained in this Annual Information Form, including, without limitation, the information set forth under the headings "Management Discussion and Analysis" and "Business of the Company", identifies important factors that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase the Company's securities, and a statement as to the interest of insiders in material transactions is contained in the Information Circular for the Company's annual and special general meeting to be held on June 7, 2002. Additional financial information is provided in the Consolidated Financial Statements for the financial year ended December 31, 2001.

The Company will provide to any person, upon request to the Secretary of the Company at 3rd Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9:

(a) when securities of the Company are in the course of distribution pursuant to a prospectus or when a preliminary prospectus has been filed in respect of a distribution of its securities:

(i) one copy of the Annual Information Form together with one copy of any document, or the pertinent pages from any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2001, together with the accompanying report of the auditors thereon, and one copy of any interim financial statements of the Company subsequent to the Consolidated Financial Statements;

(iii) one copy of the Company's Information Circular relating to its most recent annual general meeting that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary prospectus or prospectus other than those referred to in items (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Consolidated Financial Statements of

DOMAN INDUSTRIES LIMITED

Years ended December 31, 2001 and 2000

MANAGEMENT'S REPORT

The management of Doman Industries Limited is responsible for the preparation of all information included in the Company's Annual Statutory Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. A reconciliation with United States generally accepted accounting principles is also included therein. Financial information included elsewhere in the Company's Annual Statutory Report is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting and administrative controls has been established to provide reasonable assurance that the consolidated financial statements are relevant and reliable, and that assets are safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal controls must not exceed the related benefits. Management believes that the system of internal controls has operated effectively during the year ended December 31, 2001.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal controls. The Audit Committee of the Board is responsible for reviewing the annual consolidated financial statements and recommending them to the Board for approval, making recommendations with respect to the appointment and remuneration of the Company's external auditors and reviewing the scope of the annual audit.

The consolidated financial statements for the years ended December 31, 2001 and 2000 have been audited by KPMG LLP, Chartered Accountants, whose report follows.

J.H. Doman
President

P.G. Hosier
Vice President, Finance

Vancouver, Canada

February 8, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Doman Industries Limited as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 8, 2002, except as to note 7
which is as of March 6, 2002

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated February 8, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 8, 2002, except as to note 7
which is as of March 6, 2002

DOMAN INDUSTRIES LIMITED

Consolidated Balance Sheets
(Expressed in thousands of dollars)

December 31, 2001 and 2000

	2001	2000
		(Restated - note 2(k))
Assets		
Current assets:		
Cash	$ 46,276	$ 72,995
Accounts receivable	68,432	118,465
Inventories (note 3)	227,264	332,259
Prepaid expenses	9,101	7,747
	351,073	531,466
Investments (note 4)	8,489	13,604
Capital assets (note 5):		
Land, buildings and equipment	381,142	671,765
Timberlands and logging roads	185,186	176,295
Goodwill	10,553	34,460
	576,881	882,520
Other assets (note 6)	38,089	45,944
	$ 974,532	$ 1,473,534
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness (note 7)	$ 1,309	$ -
Accounts payable and accrued liabilities	117,603	136,409
	118,912	136,409
Long-term debt (note 8)	1,071,954	1,050,400
Other liabilities	24,530	18,960
Future income taxes (note 10)	-	95,775
	1,215,396	1,301,544
Shareholders' equity (deficiency):		
Share capital (note 9(a)):		
Preferred shares	64,076	64,076
Common and non-voting shares	242,942	242,942
	307,018	307,018
Deficit	(547,882)	(135,028)
	(240,864)	171,990
	$ 974,532	$ 1,473,534

Going concern (note 1)
Contingency (note 12)
Commitment and contingency (note 11)
Subsequent event (note 7)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

J.H. Doman, Director

Chester Johnson, Director

DOMAN INDUSTRIES LIMITED

Consolidated Statements of Operations
(Expressed in thousands of dollars, except for share and per share amounts)

Years ended December 31, 2001 and 2000

	2001	2000
		(Restated - note 2(k))
Sales (notes 2(h) and 12)	$ 769,977	$ 955,404
Costs and expenses:		
Cost of goods sold (excluding amortization shown separately below)	738,281	772,515
Selling and administration	19,831	16,066
	758,112	788,581
Operating earnings before interest, amortization and write-down	11,865	166,823
Amortization of capital assets (note 14(a))	67,235	85,584
Write-down of capital assets and restructuring costs (note 5)	291,737	-
Operating earnings (loss) before interest expense	(347,107)	81,239
Interest expense (note 14(b))	173,362	142,834
Operating loss	(520,469)	(61,595)
Other income (expense) (note 14(c))	14,399	3,787
Loss before income tax recovery	(506,070)	(57,808)
Income tax recovery	93,216	18,058
Net loss	(412,854)	(39,750)
Provision for dividends on preferred shares	4,514	4,354
Net loss attributable to common and non-voting shares	$ (417,368)	$ (44,104)
Loss per share:		
Basic	$ (9.82)	$ (1.04)
Diluted	(9.82)	(1.04)
Weighted average number of common and non-voting shares outstanding (thousands of shares)	42,481	42,481

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED

Consolidated Statements of Deficit
(Expressed in thousands of dollars)

Years ended December 31, 2001 and 2000

	2001	2000
		(Restated - note 2(k))
Deficit, beginning of year:		
As previously reported	$ (93,769)	$ (67,267)
Cumulative effect of adoption of new accounting standard (note 2(k))	(41,259)	(28,011)
As restated	(135,028)	(95,278)
Net loss	(412,854)	(39,750)
Deficit, end of year	$ (547,882)	$ (135,028)

See accompanying notes to consolidated financial statements.

DOMAN INDUSTRIES LIMITED

Consolidated Statements of Cash Flows
(Expressed in thousands of dollars)

Years ended December 31, 2001 and 2000

	2001	2000
		(Restated - note 2(k))
Cash provided by (used in):		
Operations:		
Net loss	$ (412,854)	$ (39,750)
Items not involving cash:		
Write-down of capital assets (notes 1 and 5)	276,158	-
Amortization of capital assets	67,235	85,584
Amortization of deferred charges	5,846	5,928
Foreign currency translation loss	66,561	40,189
Future income taxes	(95,775)	(20,917)
Gain on capital asset disposals	(5,180)	(1,213)
Gain on senior notes buy-back	(18,294)	(6,517)
Loss on disposal of investments	5,760	-
Long-term restructuring costs (notes 1 and 5)	4,789	-
Other	1,404	781
	(104,350)	64,085
Net change in non-cash working capital items (note 14(d))	134,868	(37,067)
	30,518	27,018
Investments:		
Additions to capital assets	(43,621)	(42,251)
Disposals of capital assets	11,048	2,358
Other	(582)	435
	(33,155)	(39,458)
Financing:		
Bank indebtedness	1,309	-
Senior Notes buy-back	(23,431)	(7,917)
Decrease in long-term debt	-	(24)
Finance costs	(1,960)	-
	(24,082)	(7,941)
Decrease in cash	(26,719)	(20,381)
Cash, beginning of year	72,995	93,376
Cash, end of year	$ 46,276	$ 72,995

Supplementary information (note 14(e))

See accompanying notes to consolidated financial statements.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

1. **Going concern:**

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. The Company recorded net losses of $412,854,000 and $39,750,000 in 2001 and 2000, respectively, and has a cumulative deficit and shareholders' deficiency of $547,882,000 and $240,864,000, respectively, as at December 31, 2001. During the fourth quarter of 2001, the Company recorded a $291,737,000 restructuring charge to write-down its pulp mill and sawmill assets to their estimated net recoverable amounts and to provide for sawmill restructuring costs.

The Company's operations for 2001 were adversely affected by low pulp and lumber commodity prices and low product demand due to an overall decline in economic conditions, which may be partially attributed to the events of September 11. In addition, the Company's lumber operations have been adversely affected by the Softwood lumber dispute with the U.S. (note 12). As a result, the Company curtailed operations during the year in order to manage inventory levels and minimize cash expenditures. The Company believes that commodity prices and product demand will improve marginally in 2002 and improve substantively in 2003.

The Company is in the process of reviewing its operations and finance structure. The Company's long-term debt is denominated in U.S. dollars and bears interest at rates ranging from 8.75% to 12.00%. The related interest requirements are too high to allow the Company to operate profitably given current economic conditions. Furthermore, the Company has scheduled debt maturities aggregating $872,854,000 in 2004. The Company is reviewing its ability to generate cash through asset sales in order to reduce long-term debt levels and its ability to restructure its long-term debt in order to lower interest costs.

On a short-term basis, the Company will continue to curtail its operations in order to manage its inventory levels and cash expenditures. Subsequent to year end, the Company negotiated an operating line of credit for up to $65,000,000 secured by accounts receivable and inventories upon the termination of the Company's existing line of credit of up to $65,000,000.

The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent on the Company's ability to reduce its long-term debt balances and related interest costs through asset sales and long-term debt restructuring programs, on improvements in pulp and lumber prices and demand and on settlement of the Softwood lumber dispute with the U.S. on reasonable terms. The outcome of these matters cannot be predicted with any certainty at this time.

These financial statements do not reflect any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of operations.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Information regarding United States generally accepted accounting principles ("U.S. GAAP") as it affects the Company's consolidated financial statements is presented in note 15.

The significant policies are summarized below.

(a) Basis of consolidation:

These consolidated financial statements include the accounts of Doman Industries Limited and all of its subsidiaries (see note 14(i)) (individually and collectively referred to as the "Company").

(b) Inventories:

Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

(c) Investments:

Investments in companies over which the Company has the ability to exercise significant influence are accounted for using the equity method whereby the Company's proportionate share of earnings and losses is included in earnings. Dividends received are credited to the investment accounts.

Other investments are accounted for using the cost method whereby income is included in earnings when received or receivable.

(d) Capital assets:

Property, plant and equipment, including those under capital leases, are initially recorded at cost, including capitalized interest and start-up costs incurred for major projects during the period of construction. Amortization of the pulp mills is provided on a unit-of-production basis over twenty-five years except for (*i*) the modernized portion of the Squamish pulp mill which is over forty years and (*ii*) other major replacements and renewals which are over twelve years. Amortization of the solid wood facilities and equipment is provided for the period these facilities are in operation on a straight-line basis over fifteen to twenty years for buildings and major plant and equipment and over five to ten years for mobile and office equipment. These rates reflect the estimated useful lives of the assets. Amortization of timberlands and logging roads is computed on the basis of the volume of timber cut.

Goodwill represents the excess purchase price paid over the fair market value of net assets acquired on prior year acquisitions. Amortization of goodwill is provided for on a basis consistent with the amortization of property, plant and equipment to which the goodwill relates. The amortization rates vary between fifteen and twenty-five years.

2. **Significant accounting policies (continued):**

(d) Capital assets (continued):

The Company conducts reviews for the impairment of capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During 2001, the Company recorded an impairment loss (note 5).

(e) Deferred financing costs:

These costs are amortized on a straight-line basis over the term of the related debt. The amount of the amortization is included in interest on long-term debt.

(f) Foreign currency translation:

Transactions denominated in U.S. dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year-end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

(g) Reforestation obligation:

Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

(h) Revenue recognition:

Sales are recognized at the time products are shipped to external customers. Sales are recorded net of countervailing and anti-dumping duties.

(i) Income taxes:

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the assets will not be realized.

(j) Employee future benefits:

The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

2. Significant accounting policies (continued):

(k) *Adoption of new accounting standard:*

Effective January 1, 2001, the Company changed two of its accounting policies through the adoption of Sections 3500 ("Earnings per share") and 1650 ("Foreign currency translation") of the Canadian Institute of Chartered Accountants (the "CICA") handbook.

The CICA's new standard on earnings per share is mandatory for fiscal years beginning on or after January 1, 2001, and has been given retroactive application. This standard requires the use of the treasury stock method for calculating diluted earnings per share. As the Company reported losses in each of 2000 and 2001, there was no effect to this change in accounting for earnings per share and accordingly, no adjustments to previously reported balances were required.

The CICA's new standard of foreign currency translation is mandatory for fiscal years beginning on or after January 1, 2002 but the Company has chosen to early adopt this section. The new standard requires all unrealized foreign exchange gains and losses on foreign currency denominated monetary items having a fixed or ascertainable life to be recognized in the year they arise.

Prior to adoption of this new accounting standard, foreign exchange gains and losses on foreign currency denominated monetary items having a fixed or ascertainable life were deferred and amortized over the life of the item.

The Company implemented the new accounting standard for foreign currency retroactively and has restated the comparative financial statements to reflect this change in accounting policy. The new standard resulted in a decrease of $45,643 in the carrying cost of other assets at January 1, 2000, a decrease of $17,632 in future tax liabilities at January 1, 2000 and an increase of $28,011 in the deficit at January 1, 2000.

(l) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3. Inventories:

	2001	2000
Raw materials	$ 3,129	$ 5,942
Logs	58,760	74,772
Finished pulp	26,326	42,256
Lumber	98,823	167,482
Supplies and other	40,226	41,807
	$ 227,264	$ 332,259

(Tabular amounts expressed in thousands of dollars, except per share amounts)

4. **Investments:**

	2001	2000
Land held for sale	$ -	$ 6,734
Other investments	8,489	6,870
	$ 8,489	$ 13,604

5. **Capital assets:**

2001	Cost	Accumulated amortization and write-downs	Net book value
Land, buildings and equipment:			
Pulp mills	$ 761,981	$ 509,965	$ 252,016
Solid wood facilities	296,983	186,889	110,094
Land	19,032	-	19,032
	1,077,996	696,854	381,142
Timberlands	154,206	36,893	117,313
Logging roads	308,787	240,914	67,873
Goodwill	67,920	57,367	10,553
	$ 1,608,909	$ 1,032,028	$ 576,881

At December 31, 2001, the Company reviewed the carrying value of its pulp mills and sawmills and determined that based on current economic conditions and plans, the carrying values for the Company's two pulp mills and a sawmill were not likely recoverable from future cash flows from operations and or sale. As a result, the Company recorded a write-down of the capital assets by $276,158,000. The Company also determined that it has excess sawmill capacity. Restructuring costs of $15,579,000 have been recorded at December 31, 2001.

2000	Cost	Accumulated amortization and write-downs	Net book value
Land, buildings and equipment:			
Pulp mills	$ 766,097	$ 255,647	$ 510,450
Solid wood facilities	297,925	159,350	138,575
Land	22,740	-	22,740
	1,086,762	414,997	671,765
Timberlands	154,218	34,995	119,223
Logging roads	271,318	214,246	57,072
Goodwill	67,920	33,460	34,460
	$ 1,580,218	$ 697,698	$ 882,520

(Tabular amounts expressed in thousands of dollars, except per share amounts)

6. Other assets:

	2001	2000
Deferred charges, net of amortization:		
Financing costs	$ 14,645	$ 21,814
Pension and post retirement (note 14(f))	23,444	24,130
	$ 38,089	$ 45,944

7. Bank credit facilities:

At December 31, 2001, the Company had a revolving credit facility of $65,000,000, of which, $1,309,000 had been utilized. The effective interest rate on this facility is prime plus 1%. The credit facility is secured by receivables. Subsequent to year end, the Company obtained a replacement credit facility of $65,000,000 upon the termination of the existing facility. The new facility is for $65,000,000, bears an effective interest rate of prime plus 1% and is secured by receivables and inventory.

8. Long-term debt:

	2001	2000
Doman Industries Limited:		
Senior Notes (U.S. $388,000,000; 2000 - U.S. $415,500,000), 8.75% due in 2004	$ 618,006	$ 623,042
Senior Secured Notes (U.S. $160,000,000), 12.00% due in 2004	254,848	239,920
Senior Notes (U.S. $125,000,000), 9.25% due in 2007	199,100	187,438
	$ 1,071,954	$ 1,050,400

The Senior Notes are guaranteed by all of the Company's subsidiaries, except for Doman Industries (U.S.) Limited and Doman's Freightways Ltd. The 8.75% Senior Notes due in 2004 are unsecured and are redeemable at the option of the Company at any time after March 15, 1999 at their principal amount plus (*i*) a premium (which decreases annually to 2002) and (*ii*) any accrued and unpaid interest. The 12.00% Senior Notes due in 2004 are redeemable at the option of the Company at any time after July 1, 2002 at their principal amount plus (*i*) a premium (which decreases annually to 2003) and (*ii*) any accrued and unpaid interest. The 12.00% Senior Notes are secured by a first priority lien upon a portion of the Company's timber tenures, eight of the Company's solid wood facilities, the Squamish pulp mill and the value-added lumber remanufacturing plant. The 9.25% Senior Notes due in 2007 are unsecured and are redeemable at the option of the Company at any time after November 15, 2002 at their principal amount plus (*i*) a premium (which decreases annually to 2005) and (*ii*) any accrued and unpaid interest. The Indentures governing the Senior Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and the payment of cash dividends in certain circumstances. During the year ended December 31, 2001, the Company purchased US$27,500,000 of Senior Notes (8.75%) in the open market for $23,431,000 which resulted in a gain on repurchase of $18,294,000.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

8. **Long-term debt (continued):**

Long-term debt principal payments under the agreements are as follows:

2002	$ -
2003	-
2004	872,854
2005	-
2006	-
2007	199,100
	$ 1,071,954

9. **Share capital:**

(a) Authorized and issued share capital:

Authorized shares (without par value):

5,000,000 Class A preferred

100,000 Class B preferred

29,000,000 Class A common

60,000,000 Class B non-voting

Issued shares:

	2001	2000
1,281,526 (2000 - 1,281,526) Class A preferred, series 4	$ 64,076	$ 64,076
4,794,341 (2000 - 4,794,341) Class A common	907	907
37,686,642 (2000 - 37,686,642) Class B non-voting, series 2	242,035	242,035
	$ 307,018	$ 307,018

(b) Rights of classes of issued shares:

The Class A preferred shares, series 4 have a cumulative annual dividend, generally payable quarterly, of 6% until January 31, 2004 and thereafter at the greater of (*i*) 6% and (*ii*) one-half of bank prime rate plus 1%. These preferred shares are redeemable at the option of the Company at any time at $50.00 per share plus any accrued and unpaid dividends.

The Class A common shares are convertible at the option of the holder into Class B non-voting shares, series 2 on a share-for-share basis. The Class B non-voting shares, series 2 have the same rights as the Class A common shares except that (*i*) they have no right to vote at meetings of shareholders and (*ii*) they are not convertible into another class of shares of the Company. However, if an offer to purchase is made to all or substantially all of the holders of the Class A common shares, each Class B non-voting share, series 2 shall, in certain circumstances, be deemed to be a Class A common share.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

9. Share capital (continued):

(c) Changes in issued shares:

The changes in the issued shares since December 31, 1999 were as follows:

Common and non-voting shares:

	Number of shares			
	Class A	Class B, series 2	Total	Amount
Balance, December 31, 1999, 2000 and 2001	4,794,341	37,686,642	42,480,983	$ 242,942

(d) Dividends:

The payment of quarterly cash dividends on the common and non-voting shares was suspended by the Company in the third quarter of 1996. The Company has deferred the payment of the quarterly cumulative dividends on the Series 4 Class A preferred shares from December 1, 1998 in the aggregate amount of $13,732,000.

(e) Stock options:

The Company grants, from time to time, stock options to directors, officers and employees to purchase its common and non-voting shares at the quoted market value on the date of the grant.

At December 31, 2001, there were options outstanding to purchase 80,000 (2000 – 80,000) Class A common shares at $7.65 per share, and 315,000 (2000 – 385,000) Class B non-voting shares, series 2, at $7.65 per share, exercisable on a cumulative basis as to 20% annually over a five-year period ending in March 2003.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

10. Income taxes:

Income tax expense for the years ended December 31, 2001 and 2000 differs from the amount that would be computed by applying Federal and Provincial statutory rates as follows:

	2001	2000
Net loss before taxes	$ 506,070	$ 57,808
Combined Basic Federal and Provincial income tax rates	38.62%	38.62%
Expected income tax recovery	$ 195,444	$ 22,325
Tax effect of:		
Change in future tax rates	(7,079)	-
Increase in valuation allowance	(84,053)	-
Non-deductible goodwill amortization	(9,241)	(1,311)
Large corporation taxes	(2,559)	(2,859)
Other, primarily non-deductible items	704	(97)
Income tax recovery per financial statements	$ 93,216	$ 18,058
Income tax recovery comprised of:		
Current income tax expense	$ (2,559)	$ (2,859)
Future income tax recovery	95,775	20,917
	$ 93,216	$ 18,058

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Future tax assets:		
Inventory, primarily due to timing of realization of inter-company profits	$ 837	$ 1,484
Reforestation obligation, due to accrual for financial statement purposes	825	894
Accrued restructuring costs	5,549	-
Losses carried forward	195,689	125,892
Other	3,222	1,721
	206,122	129,991
Valuation allowance	(84,053)	-
	122,069	129,991
Future tax liabilities:		
Pensions, due to accrual for financial statement purposes	(3,326)	(4,181)
Deferred financing costs, due to differences in timing of deductibility for tax	(2,323)	(3,249)
Capital assets, due to differences in net book value and unamortized capital cost	(116,087)	(217,750)
Other	(333)	(586)
	(122,069)	(225,766)
Net future tax liability	$ -	$ (95,775)

(Tabular amounts expressed in thousands of dollars, except per share amounts)

11. Commitment and Contingency:

(a) Operating leases:

Future minimum lease payments at December 31, 2001 under operating leases were as follows:

2002	$ 4,130
2003	3,150
2004	2,377
2005	1,643
2006	1,240
Thereafter	1,951
	$ 14,491

(b) Contingency

Current environmental regulations in British Columbia require all pulp mills to eliminate the discharge of chlorinated organic compounds ("AOX") by December 31, 2002. The Company estimates that the cost of technology to eliminate AOX at its pulp mills would be prohibitive and, if legislation is not amended, would likely result in the closure of its two mills.

The Company believes that the environmental regulations for AOX will be amended before December 31, 2002. If the legislation is not amended, the impact of the regulations on the Company's financial condition, results of operations and cash flows is not determinable.

12. Softwood lumber dispute:

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on Softwood Lumber from Canada were filed with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC"), by certain U.S. industry and trade groups (the "Petitioners").

In response to the petitions, the USITC conducted a preliminary injury investigation and on May 16, 2001, they determined that there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

On August 9, 2001, the USDOC issued its preliminary determination in the countervailing duty investigation and imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the exports of softwood lumber to the U.S. on or after August 17, 2001. The USDOC also made a preliminary determination that certain circumstances may have existed which may result in duties on exports of softwood lumber applying retroactively to May 19, 2001 ("Critical Circumstances"). The preliminary duty rate of 19.31% was suspended on December 15, 2001, 120 days after the preliminary determination, in accordance with U.S. law.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

12. Softwood lumber dispute (continued):

On October 31, 2001, the USDOC issued its preliminary determination in the antidumping duty investigation and imposed a company specific preliminary duty rate on each of the six companies reviewed ranging from 5.94% to 19.24%. All other companies including this Company received the weighted average rate of the six companies reviewed of 12.58%. The antidumping duty rate will apply to all shipments of softwood lumber made into the U.S. on or after November 6, 2001.

The final amount and effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S., cannot be determined at this time and will depend on determinations yet to be made by the USDOC and USITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed.

For accounting purposes, the Company has accrued $9,094,000 for the period from August 17, 2001 to December 15, 2001 representing the preliminary countervailing duty rate determined by the USDOC of 19.31%. The Company has not accrued any duty for the period from May 19, 2001 to August 16, 2001 (estimated to be $14,990,000) as management believes that the likelihood of Critical Circumstances in the Countervailing Case is not determinable at this time. The Company has accrued $3,296,000 for exports during the period from November 6, 2001 to December 31, 2001 representing the preliminary antidumping duty rate determined by the USDOC of 12.58%. Any adjustments resulting from a change in the final countervailing and antidumping duty rates or Critical Circumstances determination in the Countervailing Case will be made prospectively.

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the preliminary countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US Trade dispute. Depending on the outcome of the final phase of the investigation, Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the preliminary rates established in the investigations, the final liability for the assessment of countervailing and dumping duties will not be determined until each annual administrative review process is complete.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

13. Segmented information:

(a) Industry segments:

The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's dissolving sulphite and kraft ("NBSK") pulp manufacturing, pulp management and sales operations.

	December 31, 2001		
	Solid wood	Pulp	Total
Sales:			
To external customers	$ 532,037	$ 237,940	$ 769,977
To other segment [1]	27,400	-	27,400
	$ 559,437	$ 237,940	$ 797,377
Segmented operating earnings (loss)	$ (39,504)	$ (301,923)	$ (341,427)
General corporate expenses			(5,680)
Interest expense			(173,362)
Other income (expense)			14,399
Income tax recovery			93,216
Net loss			$ (412,854)
Identifiable assets	$ 569,086	$ 358,868	$ 927,954
Corporate assets, including investments			46,578
			$ 974,532
Amortization of capital assets	$ 42,232	$ 25,003	$ 67,235
Capital expenditures	$ 42,952	$ 669	$ 43,621

(Tabular amounts expressed in thousands of dollars, except per share amounts)

13. **Segmented information (continued):**

(a) Industry segments (continued):

	December 31, 2000		
	Solid wood	Pulp	Total
Sales:			
To external customers	$ 573,887	$ 381,517	$ 955,404
To other segment [1]	54,947	-	54,947
	$ 628,834	$ 381,517	$ 1,010,351
Segmented operating earnings	$ 49,678	$ 35,864	$ 85,542
General corporate expenses			(4,303)
Interest expense			(142,834)
Other income (expense)			3,787
Income tax recovery			18,058
Net loss			$ (39,750)
Identifiable assets	$ 724,175	$ 689,811	$ 1,413,986
Corporate assets, including investments			59,548
			$ 1,473,534
Amortization of capital assets	$ 50,219	$ 35,365	$ 85,584
Capital expenditures	$ 33,886	$ 8,365	$ 42,251

[1] Inter-segment sales are accounted for at prevailing market prices.

(b) Geographic information:

(*i*) Sales:

The Company's sales, based on the known origin of the customer, during the last two years were as follows:

	2001	2000
Canada	$ 214,986	$ 228,382
United States	230,333	241,006
Asia	221,521	344,069
Europe	89,433	127,505
Other	13,704	14,442
	$ 769,977	$ 955,404

(*ii*) Capital assets:

All of the Company's capital assets are located in British Columbia, Canada.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

14. Other information:

(a) Amortization of capital assets:

	2001	2000
Amortization of buildings and equipment	$ 33,097	$ 46,920
Amortization of timberlands and logging roads	34,138	38,664
	$ 67,235	$ 85,584

(b) Interest expense:

	2001	2000
Current debt	$ -	$ 6
Long-term debt	174,279	147,031
	174,279	147,037
Interest income	(917)	(4,203)
	$ 173,362	$ 142,834

Interest on long-term debt includes foreign currency translation losses amounting to $66,561,000 in 2001 and $40,189,000 in 2000, and amortization of deferred financing costs amounting to $5,846,000 in 2001 and $5,928,000 in 2000.

(c) Other income (expense):

	2001	2000
Gain on sale of property	$ 5,180	$ 1,213
B.C. Corporations capital tax	(3,423)	(4,102)
Gain on buy-back of Senior Notes (note 8)	18,294	6,517
Other	(5,714)	131
Equity in operating earnings of significantly influenced investees	62	28
	$ 14,399	$ 3,787

(d) Changes in non-cash working capital items:

	2001	2000
Decrease (increase) in:		
Accounts receivable	$ 50,033	$ (13,185)
Inventories	104,995	(2,685)
Prepaid expenses	(1,354)	406
Decrease in:		
Accounts payable and accrued liabilities	(18,806)	(21,603)
	$ 134,868	$ (37,067)

(Tabular amounts expressed in thousands of dollars, except per share amounts)

14. Other information (continued):

(e) Supplementary cash flow information:

	2001	2000
Cash paid for:		
Interest	$ 100,954	$ 96,717
Income taxes	2,559	2,859

(f) Pension plans:

(*i*) The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $8,301,000 in 2001 and $9,520,000 in 2000.

(*ii*) The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings (as defined). The Company also has health care plans covering certain hourly and retired salaried employees.

Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for 2001 is as follows:

	Salaried pension plans	Non-pension plans
Plan assets:		
Market value, beginning of year	$ 104,897	$ -
Company contributions	300	300
Employees' contributions	167	-
Benefits paid	(4,347)	(300)
Actual return on assets	855	-
Market value, end of year	$ 101,872	$ -
Accrued benefit obligation:		
Balance at beginning of year	$ 85,487	$ 9,054
Company current service cost	2,820	229
Employees' contributions	167	-
Benefits paid	(4,347)	(300)
Interest on obligation	6,060	663
Actuarial loss	4,593	1,302
Balance at end of year	$ 94,780	$ 10,948
Funded status (end of year):		
Funded status surplus (deficit)	$ 7,092	$ (10,948)
Unamortized actuarial losses	(11,523)	(1,671)
Balance sheet asset	$ 18,615	$ (9,277)

(Tabular amounts expressed in thousands of dollars, except per share amounts)

14. Other information (continued):

(f) Pension plans (continued):

Included in the above pension plan accrued benefits obligations are the liabilities for the Supplementary Plans which are unfunded arrangements. At December 31, 2001, the accrued benefit obligations for the Supplementary Plans are $6,239,000.

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

Discount rate:	
Beginning of year	7.25%
End of year	6.75%
Expected long term return on assets:	
WFP and Doman Plan	7.50%
Other plans	n/a
Rate of compensation increases	4.0%
Health care cost trend rate	5.8% for 2001 grading to 4.5% in 2005

The Company's salaried pension and non-pension benefits expense for 2001 is as follows:

	Salaried pension plans	Non-pension plans
Current service cost	$ 2,820,000	$ 229,000
Interest on obligation	6,060,000	663,000
Expected return on assets	(7,684,000)	-
	$ 1,196,000	$ 892,000

(g) *Concentration of credit risk:*

The Company has significant exposures to individual customers. However, with the exception of sales to two major companies, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation or a private United States credit insurance company.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

14. **Other information (continued):**

(h) Fair value of financial instruments:

The estimated fair values of the Company's financial instruments as at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Accounts receivable	$ 68,432	$ 68,432	$ 118,465	$ 118,465
Other investments	8,489	8,489	6,870	6,870
Accounts payable and accrued liabilities	117,603	117,603	136,409	136,409
8.75% Senior Notes	618,006	92,701	623,042	280,369
9.25% Senior Notes	199,100	29,865	187,438	73,101
12.00% Senior Notes	254,848	217,258	239,920	232,722
	$ 1,266,478	$ 534,348	$ 1,312,144	$ 847,936

The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Senior Notes was estimated based on the last quoted market prices, where they existed, or on the current rates available to the Company for similar debt.

(i) Subsidiaries:

The active subsidiaries of the Company, all wholly owned, are as follows:

Western Pulp Limited Partnership
Doman Forest Products Limited
Western Forest Products Limited
Western Pulp Inc.
Eacom Timber Sales Ltd.
Doman Holdings Limited
Doman Investments Limited
Doman-Western Lumber Ltd.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

15. Differences between Canadian and United States generally accepted accounting principles:

As indicated in note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below.

(a) Adjustments to losses:

		2001		2000
				(Restated - note 15(b)(*i*))
Net loss in accordance with Canadian GAAP	$	(412,854)	$	(39,750)
Adjustments for pensions [(3)]		500		500
Increase in valuation allowance resulting from pension adjustment [(3)]		(5,775)		-
Future tax impact of adjustment for pensions		(679)		(193)
Net loss in accordance with U.S. GAAP		(418,808)		(39,443)
Dividends on preferred shares		(4,514)		(4,354)
Loss available to common shareholders	$	(423,322)	$	(43,797)
Weighted average number		42,481		42,481
Basic loss per share in accordance with U.S. GAAP	$	(9.96)	$	(1.03)
Diluted loss per share in accordance with U.S. GAAP		(9.96)		(1.03)

(Tabular amounts expressed in thousands of dollars, except per share amounts)

15. **Differences between Canadian and United States generally accepted accounting principles (continued):**

(b) Adjustments to assets, liabilities and shareholders' equity:

		2001		2000
				(Restated - note 15(b)(1))
Total assets in accordance with Canadian GAAP	$	974,532	$	1,473,534
Adjustment for pensions [3]		(16,212)		(16,712)
Total assets in accordance with U.S. GAAP	$	958,320	$	1,456,822
Total liabilities in accordance with Canadian GAAP	$	1,215,396	$	1,301,544
Future income taxes relating to:				
Adjustment for pensions [3]		(5,775)		(6,454)
Increase in valuation allowance due to write off of deferred foreign currency translation and adjustment for pensions		5,775		-
Total liabilities in accordance with U.S. GAAP	$	1,215,396	$	1,295,090
Total shareholders' equity (deficiency) in accordance with Canadian GAAP	$	(240,864)	$	171,990
Change in deficit relating to:				
Adjustment for pensions, net of tax [3]		(10,437)		(10,258)
Increase in valuation allowance due to write off of deferred foreign currency translation and adjustment for pensions [3]		(5,775)		-
Total shareholders' equity (deficiency) in accordance with U.S. GAAP	$	(257,076)	$	161,732
Total liabilities and shareholders' equity	$	958,320	$	1,456,822

(1) As described in note 2(k), the Company retroactively adopted new Canadian accounting standards relating to foreign currency translation. These standards are similar to US standards resulting in no adjustments for foreign currency translation. The above prior year comparative amounts have been restated to reflect the retroactive adoption of the new standards.

(2) Under both Canadian and United States GAAP, future tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities settled. In Canada, announcements of changes in income tax rates and tax laws by the government have the effect of being substantively enacted at the balance sheet date even though the effective date is subsequent to the balance sheet date. When persuasive evidence exists that the government is able and committed to enacting the proposed changes in the foreseeable future, the substantively enacted rates and income tax laws are used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

15. Differences between Canadian and United States generally accepted accounting principles (continued):

(b) Adjustments to assets, liabilities and shareholders' equity:

(2) For the years ended December 31, 2001 and 2000, tax rate changes announced by the government of Canada did not materially affect the amounts of future tax assets and liabilities reflected on the balance sheet and no adjustment is required for these amounts to be in accordance with US GAAP.

(3) In 2000, the Company adopted new Canadian accounting standards relating to pension and other post retirement benefits. The change in pensions and post retirement benefits was applied retroactively with an adjustment to opening deficit. The adjustment to assets, liabilities and opening deficit under Canadian GAAP included $17,212,000 increase in pension assets, $6,647,000 increase in future income taxes and $10,565,000 decrease in opening retained deficit relating to prior year experience gains which would not have been recorded under US GAAP but rather would be recognized over the expected average remaining service life of the employee group to the extent the gains exceeded certain thresholds. For US GAAP purposes, the 2001 and 2000 effects of the adjustment posted has been reversed and amortization of the experience gain of $500,000 (2000 - $500,000) and related future income taxes of $679,000 (2000 – $193,000) have been recorded.

(c) Other information regarding US GAAP:

(*i*) During the year ended December 31, 2001, the Financial Accounting Standards Board (the "Board") announced new rules related to the accounting for goodwill. Financial Accounting Statement No. 141, "*Business Combination*" ("SFAS 141") eliminates the pooling of interest method of accounting for business combinations and is effective for all transactions initiated after June 30, 2001. The Company adopted SFAS 141 effective July 1, 2001. However, the adoption had no effect on the financial statements, as there were no acquisitions during the year. Prior year acquisitions are not affected by the new standard.

In addition, Financial Accounting Statement No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142") will require that goodwill no longer be amortized, but the carrying value of goodwill will be subject to a regular impairment test. SFAS 142 will be effective for the first fiscal quarter beginning after December 15, 2001. The effect on the financial statements of the Company is that amortization of existing goodwill will cease as of December 31, 2001. The Company's goodwill amounts at December 31, 2001 will be subject to the impairment test commencing with the Company's first quarter ended March 31, 2002.

The Canadian Institute of Chartered Accounts ("CICA") issued new CICA handbook sections 1581, Business Combinations and 3062, goodwill and other intangible assets that are substantially the same as SFAS 141 and SFAS 142. Accordingly, no material Canadian-US GAAP difference should arise from the implementations of these new rules in future years.

(Tabular amounts expressed in thousands of dollars, except per share amounts)

15. Differences between Canadian and United States generally accepted accounting principles (continued):

(c) Other information regarding US GAAP (continued):

(*ii*) In October 2001, the Board issued Financial Accounting Statement No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, the fundamental recognition and measurement principles of SFAS 121 for assets to be held and used, and the fundamental measurement principles for assets to be held for sale, are retained.

Under SFAS 144, an asset to be sold would be classified as held for sale in the period when the criteria for a qualifying plan of sale are met, and depreciation would cease at that time. The statement also addresses assets that will be disposed of other than by sale (e.g., abandonment), and will require that they be classified as held and used until the entity disposes of the asset (or ceases to use it in the case of abandonment). The Statement extends the reporting of discontinued operations to all components of an entity and requires that results of operations of a component of an entity that has been disposed of, or is classified as held for sale, be reported in discontinued operations if its activities, operations and assets will be eliminated in the disposal transaction.

(*iii*) Effective January 1, 2001, the Company adopted the recommendations outlined in Financial Accounting Standards Board Statement No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS 133"). The Company does not currently have any derivative instruments and does not engage in hedging activities and accordingly there is no impact on the consolidated financial statements of adopting this new standard.

DOMAN INDUSTRIES LIMITED – CORPORATE INFORMATION

Board of Directors
H.S. DOMAN
Duncan, British Columbia

J.H. DOMAN
Cowichan Valley Regional District, British Columbia

J.R. FRUMENTO
North Cowichan, British Columbia

C.A. JOHNSON, F.C.A., C.M.
Garibaldi Highlands, British Columbia

J. BROUWER
West Vancouver, British Columbia

F. DUNLEAVY
New York, New York

H. MERLO
Portland, Oregan

R. STANYER
Duncan, British Columbia

Head Office
3rd Floor, 435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
☎ (250) 748-3711
Fax: (250) 748-6045

Visit us at our website: www.domans.com

Officers
H.S. DOMAN
Chairman of the Board

J.H. DOMAN
President and Chief Executive Officer

P.G. HOSIER
Vice-President, Finance and Secretary

RAMESH V. MANIAR
Treasurer

Solicitors
SANGRA, MOLLER

Auditors
KPMG LLP

Stock Exchange
THE TORONTO STOCK EXCHANGE

Trading Symbols
DOM.A
DOM.B

Transfer Agent and Registrar for Shares
CIBC MELLON TRUST COMPANY

Transfer Agent and Registrar for Senior Notes
BANK OF NEW YORK, NEW YORK
WELLS FARGO BANK MINNESOTA, N.A.

Annual Meeting in 2002
The Annual and Special General Meeting of the Members of the Company will be held at the Silver Bridge Inn, 140 Trans-Canada Highway, Duncan, British Columbia, on Friday, June 7, 2002 at 11:30 a.m.

Doman Industries Limited
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: (250) 748-3711
Facsimile: (250) 748-6045

QUEBECOR MERRILL
CANADA INC
Printed In Canada

DOMAN INDUSTRIES LIMITED

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF DOMAN INDUSTRIES LIMITED (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 7, 2002.

The undersigned, a registered member of the Company, hereby appoints J.H. Doman, or failing him, J.R. Frumento, both directors of the Company, or instead of either of them ______________________, as proxy, with power of substitution to attend and vote for the undersigned at the annual and special general meeting of the members of the Company to be held on June 7, 2002 and at any adjournment thereof. The undersigned hereby revokes any instrument of proxy heretofore given with reference to the meeting or any adjournment thereof.

The proxyholder is hereby directed to vote as follows:

1. The election of the following as directors:
   (a) H.S. Doman
   FOR [ ] WITHHOLD FROM VOTING [ ]
   (b) J.H. Doman
   FOR [ ] WITHHOLD FROM VOTING [ ]
   (c) J.R. Frumento
   FOR [ ] WITHHOLD FROM VOTING [ ]
   (d) C.A. Johnson
   FOR [ ] WITHHOLD FROM VOTING [ ]
   (e) J. Brouwer
   FOR [ ] WITHHOLD FROM VOTING [ ]
   (f) H. Merlo
   FOR [ ] WITHHOLD FROM VOTING [ ]
   (g) R. Stanyer
   FOR [ ] WITHHOLD FROM VOTING [ ]
2. The reappointment of KPMG LLP as auditors of the Company for the ensuing year.
   FOR [ ] WITHHOLD FROM VOTING [ ]
3. The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.
   FOR [ ] AGAINST [ ]
4. The approval of the resolution relating to the continuation of the Company under the *Canada Business Corporations Act* as set forth in Schedule "A" to the accompanying management information circular.
   FOR [ ] AGAINST [ ]

NOTES:

1. **THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MIGHT PROPERLY COME BEFORE THE MEETING.**
2. **MEMBERS HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.** If you desire to designate as proxy a person other than J.H. Doman or J.R. Frumento, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxy or complete another form of proxy.
3. Holders of Class A Common Shares are entitled to vote at the meeting on all matters and holders of Class A Preferred Shares are entitled to vote at the meeting on all matters, other than the election of the incumbent directors.
4. A proxy, to be valid, must be dated and signed by a member or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument.
5. A proxy, to be effective, must be deposited at the office of CIBC Mellon Trust Company, Corporate Trust Department, 1066 West Hastings Street, 1600 Oceanic Plaza, Vancouver, British Columbia, V6E 3X1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ______________________

DATED this ______ day of ______________________, 2002.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **DOMAN INDUSTRIES LIMITED**

By P. G. Hosier

PHILIP G. HOSIER, SECRETARY

Date May 7, 2002